Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company:

Westcorp

Commission File No.: 001-09910

Date: October 17, 2005

This filing may contain certain forward-looking statements with respect to each of Wachovia Corporation (“Wachovia”), Westcorp, WFS Financial Inc (“WFS Financial”) and the combined companies following the proposed merger between Wachovia and Westcorp (the “Westcorp Merger”) and Wachovia’s acquisition, by merger, of the 16% interest in WFS Financial held by the public (the “WFS Financial Merger” and, together with the Westcorp Merger, the “Mergers”), as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Mergers, including future financial and operating results, cost savings, enhanced revenues and the accretion to reported earnings that may be realized from the Mergers, (ii) statements regarding certain of Wachovia’s, Westcorp’s and/or WFS Financial’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iii) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia, Westcorp and WFS Financial in connection with the Mergers will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Mergers may not be fully realized or realized within the expected time frame; (3) revenues following the Mergers may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Mergers, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Mergers on the proposed terms and schedule; (6) the failure of Westcorp’s and WFS Financial’s shareholders to approve the Westcorp Merger and the WFS Financial Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia, Westcorp and/or WFS Financial conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s, Westcorp’s and/or WFS Financial’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s, Westcorp’s and WFS Financial’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s, Westcorp’s and WFS Financial’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed Mergers or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia, Westcorp and WFS Financial do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed Mergers will be submitted to Westcorp’s and WFS Financial’s shareholders for their consideration. Wachovia will file a registration statement, which will include a proxy statement/prospectus, Westcorp and WFS Financial will file a proxy statement, and each of Wachovia, Westcorp and WFS Financial may file other relevant documents concerning the proposed Mergers with the SEC. Shareholders are urged to read the registration statement and the proxy statement/prospectus regarding the proposed Mergers when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Wachovia, Westcorp and WFS Financial, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia - Investor Relations” and then under the heading “Financial Reports - SEC Filings”. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to

Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Westcorp or WFS Financial, Attn: Investor Relations, 23 Pasteur, Irvine, CA 92618, (949)-727-1002.

Wachovia, Westcorp and WFS Financial and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Westcorp and/or WFS Financial in connection with the proposed Mergers. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2005. Information about the directors and executive officers of Westcorp is set forth in the proxy statement for Westcorp’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2005, and information about the directors and executive officers of WFS Financial is set forth in the proxy statement for WFS Financial’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2005. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed Mergers when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

THE FOLLOWING IS A NEWS RELEASE ISSUED ON OCTOBER 17, 2005 BY WACHOVIA REGARDING WACHOVIA’S RESULTS OF OPERATIONS FOR THE QUARTER ENDED SEPTEMBER 30, 2005.

Press Release October 17, 2005

WACHOVIA EARNS RECORD $1.06 PER SHARE IN 3rd QUARTER 2005, UP 10%

Strong revenue growth, expense discipline, solid credit quality and customer service excellence drive record net income of $1.67 billion

3rd QUARTER 2005 COMPARED WITH 3rd QUARTER 2004

•	Record revenue up 19 percent, reflecting across-the-board core growth in fee income and the effect of acquisitions.

•	Revenue grew at more than twice the pace of expenses.

•	Merger savings and expense discipline drove improvement in the overhead efficiency ratio to 59.78 percent.

•	Credit quality continued to be exceptional with annualized net charge-offs of 0.10 percent of average loans and total nonperforming assets at a record low 0.37 percent of loans, foreclosed properties and loans held for sale.

•	Solid sales activity, good progress in merger integration, and continued leadership in customer satisfaction and loyalty generated record results.

Earnings Highlights

	Three Months Ended
(In millions, except per share data)	September 30, 2005		June 30, 2005		September 30, 2004
	Amount	EPS	Amount	EPS	Amount	EPS
Earnings
Net income (GAAP)	$1,665	1.06	1,650	1.04	1,263	0.96
Net merger-related expenses	51	0.03	48	0.03	55	0.04

Earnings excluding net merger-related expenses	$1,716	1.09	1,698	1.07	1,318	1.00

Financial ratios
Return on average common stockholders’ equity	13.95%		14.04		15.12
Net interest margin (a)	3.20		3.23		3.36
Fee and other income as % of total revenue (a)	48.40		46.60		46.21
Overhead efficiency ratio (a)	59.78%		59.29		65.20

Capital adequacy (b)
Tier 1 capital ratio	7.40%		7.85		8.34
Total capital ratio	10.75		11.25		11.22
Leverage ratio	5.98%		6.10		6.21

Asset quality
Allowance for loan losses as % of nonaccrual and restructured loans	347%		332		291
Allowance for loan losses as % of loans, net	1.13		1.18		1.33
Allowance for credit losses as % of loans, net (c)	1.20		1.25		1.41
Net charge-offs as % of average loans, net	0.10		0.09		0.15
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	0.37%		0.44		0.50

(a)	Tax-equivalent.
(b)	The third quarter of 2005 is based on estimates.
(c)	The allowance for credit losses is the sum of the allowance for loan losses and the reserve for unfunded lending commitments.

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WACHOVIA EARNS $1.06 PER SHARE IN 3rd QUARTER 2005, UP 10%/page 2

CHARLOTTE, N.C. — Wachovia Corp. (NYSE:WB) today reported record net income of $1.67 billion, or a record $1.06 per share, in the third quarter of 2005 compared with $1.26 billion, or 96 cents per share, in the third quarter of 2004.

Excluding after-tax net merger-related expenses of 3 cents per share in the third quarter of 2005 and 4 cents in the third quarter of 2004, third quarter 2005 earnings were $1.72 billion, or a record $1.09 per share, compared with $1.32 billion, or $1.00 per share, in the third quarter of 2004.

“Our record results reflect solid execution on our revenue strategies and merger integration savings, as well as improving efficiency,” said Ken Thompson, Wachovia chairman and chief executive officer. “With 10 percent earnings growth, our diversified business model and unwavering customer focus are clearly serving us well even as our industry faces pressure on profit margins and rising funding costs. We’re extremely proud of the way our employees have maintained their focus on our No. 1 priority: serving our customers – which is crucial as we complete the integration of the former SouthTrust branches this quarter. And we’ve all been inspired and heartened by our employees’ efforts to help their customers and their colleagues in the wake of the recent hurricanes – from making sure each employee was located and safe, to giving up vacation time to volunteer for relief work, to stepping up with cash donations. Their spirit and dedication give me great confidence in our ability to achieve Wachovia’s goals for continued strong growth.”

Wachovia Corporation

	Three Months Ended
(In millions)	September 30, 2005	June 30, 2005	September 30, 2004
Total revenue (Tax-equivalent)	$6,698	6,388	5,629
Provision for credit losses	82	50	43
Noninterest expense	4,004	3,788	3,671
Net income	1,665	1,650	1,263
Average loans, net	228,960	223,881	168,552
Average core deposits	$280,748	275,338	232,989

In the third quarter of 2005 compared with the third quarter of 2004, Wachovia:

•	Increased revenue 19 percent. Revenue growth reflected strong sales production as well as a larger balance sheet. These results include the impact of the acquisitions of SouthTrust Corporation on November 1, 2004, and the Palmer & Cay, Inc., insurance brokerage firm on May 6, 2005.

•	Grew net interest income 14 percent, reflecting higher loans and deposits, largely related to SouthTrust. Middle-market lending led commercial loan growth while consumer loans were led by real estate-secured lending. The deposit mix continued to shift, with core deposit growth driven by certificates of deposit and money market deposits.

•

Generated 25 percent fee and other income growth, generally across the board, with improved service charges and banking fees, higher brokerage and insurance commissions, and solid investment banking fees. Trading

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WACHOVIA EARNS $1.06 PER SHARE IN 3rd QUARTER 2005, UP 10%/page 3 rebounded and principal investing results were strong, although down from a stronger third quarter a year ago. Securities gains were modest.

•	Achieved merger and other expense efficiencies, limiting noninterest expense growth to 9 percent.

•	Recorded a higher provision for credit losses of $82 million. Net charge-offs were $59 million, or an annualized 0.10 percent of average net loans. Total nonperforming assets including loans held for sale were $955 million, or 0.37 percent of loans, foreclosed properties and loans held for sale at September 30, 2005.

Lines of Business

The following discussion covers the results for Wachovia’s four core business segments and is on a segment earnings basis, which excludes net merger-related and restructuring expenses and other intangible amortization. Segment earnings are the basis on which Wachovia manages and allocates capital to its business segments. Pages 13 and 14 include a reconciliation of segment results to Wachovia’s consolidated results of operations in accordance with GAAP.

General Bank Highlights

	Three Months Ended
(In millions)	September 30, 2005	June 30, 2005	September 30, 2004
Total revenue (Tax-equivalent)	$3,250	3,145	2,629
Provision for credit losses	77	68	74
Noninterest expense	1,584	1,514	1,362
Segment earnings	$1,006	989	760
Cash overhead efficiency ratio (Tax-equivalent)	48.74%	48.16	51.80
Average loans, net	$163,801	161,774	124,687
Average core deposits	208,718	205,814	170,188
Economic capital, average	$7,019	6,981	5,123

General Bank

The General Bank includes retail, small business and commercial customers. Results include the impact of the fourth quarter 2004 acquisition of SouthTrust. The third quarter of 2005 compared with the third quarter of 2004 included:

•	24 percent revenue growth driven by higher net interest income and fee and other income, largely due to SouthTrust. Growth also reflected increased debit card interchange fees, mortgage banking income and origination fees.

•	Strength in low-cost core deposits and higher commercial and consumer loans drove the increase in net interest income. Net new retail checking accounts increased by 150,000 in the third quarter of 2005, compared with an increase of 126,000 in the prior year third quarter.

•	26 percent growth in fee and other income generated by higher volume largely reflecting the addition of SouthTrust. In addition, strong debit card interchange income and retail service charges offset continued weakness in commercial service charges related to higher earnings credit rates on commercial customer balances.

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WACHOVIA EARNS $1.06 PER SHARE IN 3rd QUARTER 2005, UP 10%/page 4

•	16 percent growth in noninterest expense due to SouthTrust. Merger efficiencies and expense management offset investment spending to drive a 306 basis point improvement in the overhead efficiency ratio to 48.74 percent.

Capital Management Highlights

	Three Months Ended
(In millions)	September 30, 2005	June 30, 2005	September 30, 2004
Total revenue (Tax-equivalent)	$1,360	1,333	1,266
Provision for credit losses	—	—	—
Noninterest expense	1,111	1,089	1,094
Segment earnings	$156	155	110
Cash overhead efficiency ratio (Tax-equivalent)	81.86%	81.57	86.39
Average loans, net	$694	688	643
Average core deposits	30,700	30,846	29,547
Economic capital, average	$1,399	1,393	1,312

Capital Management

Capital Management includes retail brokerage services and asset management. The third quarter of 2005 compared with the third quarter of 2004 included:

•	7 percent revenue growth on 32 percent growth in brokerage managed account assets to a record $99.7 billion, generating solid growth in recurring income, and improved retail brokerage transaction activity.

•	Net interest income growth of 10 percent largely due to improved deposit pricing.

•	Expense growth of 2 percent on higher brokerage commissions partially offset by efficiencies gained from the completed brokerage integration led to a 453 basis point improvement in the overhead efficiency ratio to 81.86 percent.

•	Total assets under management of $256.5 billion at September 30, 2005, grew modestly from December 31, 2004. Equity assets reached a record $82.7 billion, led by positive equity mutual fund sales and improved equity markets. Total brokerage client assets grew 5 percent from year-end 2004 to a record $683.1 billion at September 30, 2005.

Wealth Management Highlights

	Three Months Ended
(In millions)	September 30, 2005	June 30, 2005	September 30, 2004
Total revenue (Tax-equivalent)	$339	327	274
Provision for credit losses	6	—	(1)
Noninterest expense	235	220	191
Segment earnings	$63	67	53
Cash overhead efficiency ratio (Tax-equivalent)	68.99%	67.34	69.93
Average loans, net	$14,180	13,595	11,204
Average core deposits	13,224	13,198	12,171
Economic capital, average	$528	512	447

Wealth Management

Wealth Management includes private banking, personal trust, investment advisory services, charitable services, financial planning and insurance brokerage. Results include

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WACHOVIA EARNS $1.06 PER SHARE IN 3rd QUARTER 2005, UP 10%/page 5 the impact of the May 6, 2005, acquisition of Palmer & Cay, Inc., an insurance brokerage firm. The third quarter of 2005 compared with the third quarter of 2004 included:

•	Record revenue driven by 34 percent growth in fee and other income and a 14 percent increase in net interest income.

•	Net interest income growth fueled by a 27 percent increase in average loans and a 9 percent increase in average core deposits.

•	Fee and other income included the full quarter impact of the Palmer & Cay acquisition, as well as improved trust and investment management fees due to higher assets under administration in improving markets.

•	Higher provision expense of $6 million. In addition, noninterest expense growth reflected the impact of the Palmer & Cay acquisition and higher incentives related to revenue growth.

Corporate and Investment Bank Highlights

	Three Months Ended
(In millions)	September 30, 2005	June 30, 2005	September 30, 2004
Total revenue (Tax-equivalent)	$1,515	1,272	1,340
Provision for credit losses	(3)	(8)	(15)
Noninterest expense	809	711	682
Segment earnings	$446	357	426
Cash overhead efficiency ratio (Tax-equivalent)	53.39%	55.86	50.86
Average loans, net	$38,783	37,872	32,854
Average core deposits	24,797	22,495	18,597
Economic capital, average	$5,603	5,486	4,603

Corporate and Investment Bank

The Corporate and Investment Bank includes corporate lending, investment banking, and treasury and international trade finance. Third quarter 2005 results compared with the third quarter of 2004 included:

•	13 percent revenue growth reflecting a 29 percent increase in fee and other income offsetting a 6 percent decline in net interest income.

•	Net interest income declined due primarily to a change in the mix of trading assets, which lowered the overall spread in the trading portfolio, and to runoff in a leasing portfolio, partially offset by the addition of SouthTrust.

•	Fee income rose 29 percent with record results in advisory and underwriting, driven by strong merger and acquisition advisory activity, structured products and high yield originations. A recovery in trading profits from third quarter 2004 trading losses also drove the increase.

•	A 19 percent increase in noninterest expense due primarily to higher variable compensation and increased strategic hiring in key positions resulted in a higher overhead efficiency ratio.

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WACHOVIA EARNS $1.06 PER SHARE IN 3rd QUARTER 2005, UP 10%/page 6

•	Strong core deposit growth primarily from higher commercial mortgage servicing and international correspondent banking, and increased loans primarily reflecting higher large corporate loans and the addition of SouthTrust.

•	Economic capital usage increased due to higher loan balances and an increased expense base.

***

Wachovia Corporation (NYSE:WB) is one of the largest providers of financial services to retail, brokerage and corporate customers, with banking operations from Connecticut to Florida and west to Texas, and retail brokerage operations nationwide. Wachovia had assets of $532.4 billion, market capitalization of $73.9 billion and stockholders’ equity of $46.8 billion at September 30, 2005. Its four core businesses, the General Bank, Capital Management, Wealth Management, and the Corporate and Investment Bank, serve 13 million household and business relationships primarily through 3,138 offices in 15 states and Washington, D.C. Its full-service retail brokerage firm, Wachovia Securities, LLC, also serves clients through 702 offices in 49 states and five Latin American countries. The Corporate and Investment Bank serves clients in selected industries nationwide. Global services are offered through 40 offices around the world. Online banking and brokerage products and services also are available through Wachovia.com.

Forward-Looking Statements

This news release contains various forward-looking statements. A discussion of various factors that could cause Wachovia Corporation’s actual results to differ materially from those expressed in such forward-looking statements is included in Wachovia’s filings with the Securities and Exchange Commission, including its Current Report on Form 8-K dated October 17, 2005.

Explanation of Wachovia’s Use of Certain Non-GAAP Financial Measures

In addition to results presented in accordance with GAAP, this news release includes certain non-GAAP financial measures, including those presented on page 1 and on page 10 under the captions “Earnings Excluding Merger-Related and Restructuring Expenses” and “Earnings Excluding Merger-Related and Restructuring Expenses, and Other Intangible Amortization”, and which are reconciled to GAAP financial measures on pages 21 and 22. In addition, in this news release certain designated net interest income amounts are presented on a tax-equivalent basis, including the calculation of the overhead efficiency ratio.

Wachovia believes these non-GAAP financial measures provide information useful to investors in understanding the underlying operational performance of the company, its business and performance trends and facilitates comparisons with the performance of others in the financial services industry. Specifically, Wachovia believes the exclusion of merger-related and restructuring expenses and the cumulative effect of a change in accounting principle permits evaluation and a comparison of results for on-going business operations, and it is on this basis that Wachovia’s management internally assesses the company’s performance. Those non-operating items are excluded from Wachovia’s segment measures used internally to evaluate segment performance in accordance with GAAP because management does not consider them particularly relevant or useful in evaluating the operating performance of our business segments. In addition, because of the significant amount of deposit base intangible amortization, Wachovia believes the exclusion of this expense provides investors with consistent and meaningful comparisons to other financial services firms. Wachovia’s management makes recommendations to its board of directors about dividend payments based on reported earnings excluding merger-related and restructuring expenses, other intangible amortization and the cumulative effect of a change in accounting principle, and has communicated certain dividend payout ratio goals to investors on this basis. Management believes this payout ratio is useful to investors because it provides investors with a better understanding of and permits investors to monitor Wachovia’s dividend payout policy. Wachovia also believes the presentation of net interest income on a tax-equivalent basis ensures comparability of net interest income arising from both taxable and tax-exempt sources and is consistent with industry standards. Wachovia operates one of the largest retail brokerage businesses in our industry, and we have presented an overhead efficiency ratio excluding these brokerage services, which management believes is useful to investors in comparing the performance of our banking business with other banking companies.

Although Wachovia believes the above non-GAAP financial measures enhance investors’ understanding of its business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP basis financial measures.

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WACHOVIA EARNS $1.06 PER SHARE IN 3rd QUARTER 2005, UP 10%/page 7

Additional Information

The proposed acquisition by Wachovia of Westcorp and WFS Financial Inc will be submitted to Westcorp’s and WFS Financial’s shareholders for their consideration. Wachovia will file a registration statement, which will include a proxy statement/prospectus, Westcorp and WFS Financial will file a proxy statement, and each of Wachovia, Westcorp and WFS Financial may file other relevant documents concerning the proposed mergers with the SEC. Shareholders are urged to read the registration statement and the proxy statement/prospectus regarding the proposed transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Wachovia, Westcorp and WFS Financial, at the SEC’s website (http://www.sec.gov). Shareholders will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports – SEC Filings”. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Westcorp or WFS Financial, Attn: Investor Relations, 23 Pasteur, Irvine, CA 92618, (949)-727-1002.

Wachovia, Westcorp and WFS Financial and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Westcorp and/or WFS Financial in connection with the proposed transaction. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2005. Information about the directors and executive officers of Westcorp is set forth in the proxy statement for Westcorp’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2005, and information about the directors and executive officers of WFS Financial is set forth in the proxy statement for WFS Financial’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2005. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Earnings Conference Call and Supplemental Materials

Wachovia CEO Ken Thompson and CFO Bob Kelly will review Wachovia’s third quarter 2005 results in a conference call and audio webcast beginning at 9 a.m. Eastern Time today. This review may include a discussion of certain non-GAAP financial measures. Supplemental materials relating to third quarter results, which also include a reconciliation of any non-GAAP measures to Wachovia’s reported financials, are available on the Internet at Wachovia.com/investor, and investors are encouraged to access these materials in advance of the conference call.

Webcast Instructions: To gain access to the webcast, which will be “listen-only,” go to Wachovia.com/investor and click on the link “Wachovia Third Quarter Earnings Audio Webcast.” In order to listen to the webcast, you will need to download either Real Player or Media Player.

Teleconference Instructions: The telephone number for the conference call is 1-888-357-9787 for U.S. callers or 1-706-679-7342 for international callers. You will be asked to tell the answering coordinator your name and the name of your firm. Mention the conference Access Code: Wachovia.

Replay: Monday, October 17, at 12:30 p.m. ET and continuing through 5 p.m. ET Friday, November 18. Replay telephone number is 1-706-645-9291; access code 9323539.

***

Investors seeking further information should contact the Investor Relations team: Alice Lehman at 704-374-4139, Ellen Taylor at 704-383-1381 or Jeff Richardson at 704-383-8250. Media seeking further information should contact the Corporate Media Relations team: Mary Eshet at 704-383-7777 or Christy Phillips at 704-383-8178.

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WACHOVIA CORPORATION AND SUBSIDIARIES

FINANCIAL TABLES

WACHOVIA CORPORATION AND SUBSIDIARIES

FINANCIAL HIGHLIGHTS

(Unaudited)

	2005			2004
(Dollars in millions, except per share data)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
EARNINGS SUMMARY
Net interest income (GAAP)	$3,403	3,358	3,413	3,297	2,965
Tax-equivalent adjustment	53	53	61	60	63

Net interest income (Tax-equivalent)	3,456	3,411	3,474	3,357	3,028
Fee and other income	3,242	2,977	2,995	2,804	2,601

Total revenue (Tax-equivalent)	6,698	6,388	6,469	6,161	5,629
Provision for credit losses	82	50	36	109	43
Other noninterest expense	3,820	3,591	3,696	3,605	3,445
Merger-related and restructuring expenses	83	90	61	116	127
Other intangible amortization	101	107	115	113	99

Total noninterest expense	4,004	3,788	3,872	3,834	3,671
Minority interest in income of consolidated subsidiaries	104	71	64	54	28

Income before income taxes (Tax-equivalent)	2,508	2,479	2,497	2,164	1,887
Tax-equivalent adjustment	53	53	61	60	63
Income taxes	790	776	815	656	561

Net income	$1,665	1,650	1,621	1,448	1,263

Diluted earnings per common share	$1.06	1.04	1.01	0.95	0.96
Return on average common stockholders’ equity	13.95%	14.04	13.92	13.50	15.12
Return on average assets	1.29	1.31	1.31	1.22	1.18
Overhead efficiency ratio	59.78%	59.29	59.86	62.23	65.20
Operating leverage	$92	5	269	368	(55)

ASSET QUALITY
Allowance for loan losses as % of loans, net	1.13%	1.18	1.20	1.23	1.33
Allowance for loan losses as % of nonperforming assets	303	284	262	251	258
Allowance for credit losses as % of loans, net	1.20	1.25	1.27	1.30	1.41
Net charge-offs as % of average loans, net	0.10	0.09	0.08	0.23	0.15
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	0.37%	0.44	0.50	0.53	0.50

CAPITAL ADEQUACY (a)
Tier I capital ratio	7.40%	7.85	7.91	8.01	8.34
Total capital ratio	10.75	11.25	11.40	11.11	11.22
Leverage ratio	5.98%	6.10	5.99	6.38	6.21

OTHER DATA
Average diluted common shares (In millions)	1,575	1,591	1,603	1,518	1,316
Actual common shares (In millions)	1,553	1,577	1,576	1,588	1,308
Dividends paid per common share	$0.51	0.46	0.46	0.46	0.40
Dividend payout ratio on common shares	48.11%	44.23	45.54	48.42	41.67
Book value per common share	$30.10	30.37	29.48	29.79	25.92
Common stock price	47.59	49.60	50.91	52.60	46.95
Market capitalization	$73,930	78,236	80,256	83,537	61,395
Common stock price to book value	158%	163	173	177	181
FTE employees	92,907	93,385	93,669	96,030	84,503
Total financial centers/brokerage offices	3,840	3,825	3,970	3,971	3,215
ATMs	5,119	5,089	5,234	5,321	4,395

(a)	The third quarter of 2005 is based on estimates.

WACHOVIA CORPORATION AND SUBSIDIARIES

OTHER FINANCIAL DATA

(Unaudited)

	2005			2004
(In millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
EARNINGS EXCLUDING MERGER-RELATED AND RESTRUCTURING EXPENSES (a) (b)
Return on average common stockholders’ equity	14.36%	14.43	14.19	13.95	15.72
Return on average assets	1.33	1.35	1.34	1.26	1.24
Overhead efficiency ratio	58.55	57.87	58.92	60.34	62.96
Overhead efficiency ratio excluding brokerage	54.04%	52.85	54.12	54.99	57.54
Operating leverage	$84	35	214	358	(30)

EARNINGS EXCLUDING MERGER-RELATED AND RESTRUCTURING EXPENSES, AND OTHER INTANGIBLE AMORTIZATION (a) (b) (c)
Dividend payout ratio on common shares	45.13%	41.44	42.59	44.23	38.10
Return on average tangible common stockholders’ equity	29.14	29.50	28.86	26.59	26.28
Return on average tangible assets	1.45	1.48	1.46	1.38	1.33
Overhead efficiency ratio	57.06	56.19	57.15	58.50	61.20
Overhead efficiency ratio excluding brokerage	52.27%	50.85	52.01	52.77	55.42
Operating leverage	$77	27	215	373	(38)

OTHER FINANCIAL DATA
Net interest margin	3.20%	3.23	3.31	3.37	3.36
Fee and other income as % of total revenue	48.40	46.60	46.30	45.50	46.21
Effective income tax rate	32.21	32.02	33.42	31.20	30.71
Tax rate (Tax-equivalent) (d)	33.63%	33.50	35.05	33.14	33.04

AVERAGE BALANCE SHEET DATA
Commercial loans, net	$132,637	131,195	127,703	116,599	96,860
Consumer loans, net	96,323	92,686	93,472	79,928	71,692
Loans, net	228,960	223,881	221,175	196,527	168,552
Earning assets	431,346	422,534	421,047	397,490	359,909
Total assets	511,567	503,361	500,486	472,431	424,399
Core deposits	280,748	275,338	271,095	260,627	232,989
Total deposits	306,371	297,194	294,674	280,051	248,245
Interest-bearing liabilities	375,782	367,828	365,516	343,489	314,310
Stockholders’ equity	$47,328	47,114	47,231	42,644	33,246

PERIOD-END BALANCE SHEET DATA
Commercial loans, net	$141,063	136,115	134,696	131,196	102,524
Consumer loans, net	98,670	94,172	92,570	92,644	71,980
Loans, net	239,733	230,287	227,266	223,840	174,504
Goodwill and other intangible assets
Goodwill	21,857	21,861	21,635	21,526	11,481
Deposit base	779	861	951	1,048	484
Customer relationships	416	427	387	443	372
Tradename	90	90	90	90	90
Total assets	532,381	511,840	506,833	493,324	436,698
Core deposits	287,732	275,281	273,883	274,588	237,315
Total deposits	320,439	299,910	297,657	295,053	252,981
Stockholders’ equity	$46,757	47,904	46,467	47,317	33,897

(a)	These financial measures are calculated by excluding from GAAP computed net income presented on page 9, $51 million, $48 million, $31 million, $53 million and $55 million in the third, second and first quarters of 2005, and in the fourth and third quarters of 2004, respectively, of after-tax net merger-related and restructuring expenses.
(b)	See page 9 for the most directly comparable GAAP financial measure and pages 21 and 22 for a more detailed reconciliation.
(c)	These financial measures are calculated by excluding from GAAP computed net income presented on page 9, $63 million, $69 million, $72 million, $74 million and $62 million in the third, second and first quarters of 2005, and in the fourth and third quarters of 2004, respectively, of deposit base and other intangible amortization.
(d)	The tax-equivalent tax rate applies to fully tax-equivalized revenues.

WACHOVIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	2005			2004
(In millions, except per share data)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
INTEREST INCOME
Interest and fees on loans	$3,588	3,362	3,174	2,814	2,393
Interest and dividends on securities	1,434	1,437	1,426	1,232	1,156
Trading account interest	403	354	378	388	325
Other interest income	635	549	475	535	427

Total interest income	6,060	5,702	5,453	4,969	4,301

INTEREST EXPENSE
Interest on deposits	1,408	1,221	1,050	860	691
Interest on short-term borrowings	742	670	601	492	396
Interest on long-term debt	507	453	389	320	249

Total interest expense	2,657	2,344	2,040	1,672	1,336

Net interest income	3,403	3,358	3,413	3,297	2,965
Provision for credit losses	82	50	36	109	43

Net interest income after provision for credit losses	3,321	3,308	3,377	3,188	2,922

FEE AND OTHER INCOME
Service charges	555	528	513	519	499
Other banking fees	385	355	351	343	313
Commissions	615	603	599	620	568
Fiduciary and asset management fees	732	728	714	700	668
Advisory, underwriting and other investment banking fees	294	257	233	271	237
Trading account profits (losses)	146	17	99	(16)	(60)
Principal investing	166	41	59	7	201
Securities gains (losses)	29	136	(2)	23	(71)
Other income	320	312	429	337	246

Total fee and other income	3,242	2,977	2,995	2,804	2,601

NONINTEREST EXPENSE
Salaries and employee benefits	2,476	2,324	2,401	2,239	2,118
Occupancy	260	271	250	260	234
Equipment	276	269	265	272	268
Advertising	50	48	44	51	46
Communications and supplies	158	158	162	163	149
Professional and consulting fees	167	155	127	179	134
Other intangible amortization	101	107	115	113	99
Merger-related and restructuring expenses	83	90	61	116	127
Sundry expense	433	366	447	441	496

Total noninterest expense	4,004	3,788	3,872	3,834	3,671

Minority interest in income of consolidated subsidiaries	104	71	64	54	28

Income before income taxes	2,455	2,426	2,436	2,104	1,824
Income taxes	790	776	815	656	561

Net income	$1,665	1,650	1,621	1,448	1,263

PER COMMON SHARE DATA
Basic earnings	$1.07	1.05	1.03	0.97	0.97
Diluted earnings	1.06	1.04	1.01	0.95	0.96
Cash dividends	$0.51	0.46	0.46	0.46	0.40
AVERAGE COMMON SHARES
Basic	1,549	1,564	1,571	1,487	1,296
Diluted	1,575	1,591	1,603	1,518	1,316

WACHOVIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Nine Months Ended September 30,
(In millions, except per share data)	2005	2004
INTEREST INCOME
Interest and fees on loans	$10,124	7,044
Interest and dividends on securities	4,297	3,407
Trading account interest	1,135	759
Other interest income	1,659	1,109

Total interest income	17,215	12,319

INTEREST EXPENSE
Interest on deposits	3,679	1,993
Interest on short-term borrowings	2,013	1,011
Interest on long-term debt	1,349	651

Total interest expense	7,041	3,655

Net interest income	10,174	8,664
Provision for credit losses	168	148

Net interest income after provision for credit losses	10,006	8,516

FEE AND OTHER INCOME
Service charges	1,596	1,459
Other banking fees	1,091	883
Commissions	1,817	1,981
Fiduciary and asset management fees	2,174	2,072
Advisory, underwriting and other investment banking fees	784	640
Trading account profits	262	51
Principal investing	266	254
Securities gains (losses)	163	(33)
Other income	1,061	668

Total fee and other income	9,214	7,975

NONINTEREST EXPENSE
Salaries and employee benefits	7,201	6,464
Occupancy	781	687
Equipment	810	780
Advertising	142	142
Communications and supplies	478	457
Professional and consulting fees	449	369
Other intangible amortization	323	318
Merger-related and restructuring expenses	234	328
Sundry expense	1,246	1,287

Total noninterest expense	11,664	10,832

Minority interest in income of consolidated subsidiaries	239	130

Income before income taxes	7,317	5,529
Income taxes	2,381	1,763

Net income	$4,936	3,766

PER COMMON SHARE DATA
Basic earnings	$3.16	2.90
Diluted earnings	3.10	2.85
Cash dividends	$1.43	1.20
AVERAGE COMMON SHARES
Basic	1,561	1,299
Diluted	1,590	1,321

WACHOVIA CORPORATION AND SUBSIDIARIES

BUSINESS SEGMENTS

(Unaudited)

	Three Months Ended September 30, 2005
(In millions)	General Bank	Capital Management	Wealth Management	Corporate and Investment Bank	Parent	Net Merger- Related and Restructuring Expenses (b)	Total
CONSOLIDATED
Net interest income (a)	$2,434	171	147	549	155	(53)	3,403
Fee and other income	760	1,201	191	1,011	79	—	3,242
Intersegment revenue	56	(12)	1	(45)	—	—	—

Total revenue (a)	3,250	1,360	339	1,515	234	(53)	6,645
Provision for credit losses	77	—	6	(3)	2	—	82
Noninterest expense	1,584	1,111	235	809	182	83	4,004
Minority interest	—	—	—	—	105	(1)	104
Income taxes (benefits)	573	92	35	242	(121)	(31)	790
Tax-equivalent adjustment	10	1	—	21	21	(53)	—

Net income	$1,006	156	63	446	45	(51)	1,665

	Three Months Ended June 30, 2005
(In millions)	General Bank	Capital Management	Wealth Management	Corporate and Investment Bank	Parent	Net Merger- Related and Restructuring Expenses (b)	Total
CONSOLIDATED
Net interest income (a)	$2,409	157	143	522	180	(53)	3,358
Fee and other income	687	1,188	183	789	130	—	2,977
Intersegment revenue	49	(12)	1	(39)	1	—	—

Total revenue (a)	3,145	1,333	327	1,272	311	(53)	6,335
Provision for credit losses	68	—	—	(8)	(10)	—	50
Noninterest expense	1,514	1,089	220	711	164	90	3,788
Minority interest	—	—	—	—	85	(14)	71
Income taxes (benefits)	564	89	40	185	(74)	(28)	776
Tax-equivalent adjustment	10	—	—	27	16	(53)	—

Net income	$989	155	67	357	130	(48)	1,650

WACHOVIA CORPORATION AND SUBSIDIARIES

BUSINESS SEGMENTS

(Unaudited)

	Three Months Ended September 30, 2004
(In millions)	General Bank	Capital Management	Wealth Management	Corporate and Investment Bank	Parent	Net Merger- Related and Restructuring Expenses (b)	Total
CONSOLIDATED
Net interest income (a)	$1,985	155	129	587	172	(63)	2,965
Fee and other income	601	1,124	143	786	(53)	—	2,601
Intersegment revenue	43	(13)	2	(33)	1	—	—

Total revenue (a)	2,629	1,266	274	1,340	120	(63)	5,566
Provision for credit losses	74	—	(1)	(15)	(15)	—	43
Noninterest expense	1,362	1,094	191	682	215	127	3,671
Minority interest	—	—	—	—	65	(37)	28
Income taxes (benefits)	423	62	31	217	(137)	(35)	561
Tax-equivalent adjustment	10	—	—	30	23	(63)	—

Net income (loss)	$760	110	53	426	(31)	(55)	1,263

(a)	Tax-equivalent.
(b)	The tax-equivalent amounts are eliminated herein in order for “Total” amounts to agree with amounts appearing in the Consolidated Statements of Income.

WACHOVIA CORPORATION AND SUBSIDIARIES

LOANS—ON-BALANCE SHEET, AND MANAGED AND SERVICING PORTFOLIOS

(Unaudited)

	2005			2004
(In millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
ON-BALANCE SHEET LOAN PORTFOLIO COMMERCIAL
Commercial, financial and agricultural	$83,241	80,528	78,669	75,095	59,271
Real estate—construction and other	13,653	13,216	12,713	12,673	6,985
Real estate—mortgage	19,864	19,724	20,707	20,742	14,771
Lease financing	25,022	24,836	25,013	25,000	24,042
Foreign	8,888	7,549	7,504	7,716	7,402

Total commercial	150,668	145,853	144,606	141,226	112,471

CONSUMER
Real estate secured	80,128	76,213	74,631	74,161	54,965
Student loans	11,458	10,828	10,795	10,468	10,207
Installment loans	6,745	6,783	6,808	7,684	6,410

Total consumer	98,331	93,824	92,234	92,313	71,582

Total loans	248,999	239,677	236,840	233,539	184,053
Unearned income	9,266	9,390	9,574	9,699	9,549

Loans, net (On-balance sheet)	$239,733	230,287	227,266	223,840	174,504

MANAGED PORTFOLIO (a)
COMMERCIAL
On-balance sheet loan portfolio	$150,668	145,853	144,606	141,226	112,471
Securitized loans—off-balance sheet	1,263	1,293	1,402	1,734	1,823
Loans held for sale	4,039	1,783	1,117	2,112	1,993

Total commercial	155,970	148,929	147,125	145,072	116,287

CONSUMER
Real estate secured
On-balance sheet loan portfolio	80,128	76,213	74,631	74,161	54,965
Securitized loans—off-balance sheet	9,255	10,199	6,979	7,570	6,567
Securitized loans included in securities	4,218	4,426	4,626	4,838	8,909
Loans held for sale	12,660	11,923	11,925	10,452	15,602

Total real estate secured	106,261	102,761	98,161	97,021	86,043

Student
On-balance sheet loan portfolio	11,458	10,828	10,795	10,468	10,207
Securitized loans—off-balance sheet	341	382	423	463	554
Loans held for sale	—	16	65	128	160

Total student	11,799	11,226	11,283	11,059	10,921

Installment
On-balance sheet loan portfolio	6,745	6,783	6,808	7,684	6,410
Securitized loans—off-balance sheet	2,228	2,662	1,930	2,184	2,489
Securitized loans included in securities	146	163	155	195	195
Loans held for sale	1,339	809	1,066	296	—

Total installment	10,458	10,417	9,959	10,359	9,094

Total consumer	128,518	124,404	119,403	118,439	106,058

Total managed portfolio	$284,488	273,333	266,528	263,511	222,345

SERVICING PORTFOLIO (b)
Commercial	$158,650	152,923	140,493	136,578	130,313
Consumer	$57,391	53,261	46,552	40,053	31,549

(a)	The managed portfolio includes the on-balance sheet loan portfolio, loans securitized for which the assets are classified in securities on-balance sheet, loans held for sale on-balance sheet and the off-balance sheet portfolio of securitized loans sold, where we service the loans.
(b)	The servicing portfolio consists of third party commercial and consumer loans for which our sole function is that of servicing the loans for the third parties.

WACHOVIA CORPORATION AND SUBSIDIARIES

ALLOWANCE FOR LOAN LOSSES AND NONPERFORMING ASSETS

(Unaudited)

	2005			2004
(In millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
ALLOWANCE FOR LOAN LOSSES (a)
Balance, beginning of period	$2,718	2,732	2,757	2,324	2,331
Provision for credit losses	74	48	33	95	63
Provision for credit losses relating to loans transferred to loans held for sale or sold	12	—	1	(6)	(8)
Balance of acquired entities at purchase date	—	—	—	510	—
Allowance relating to loans acquired, transferred to loans held for sale or sold	(26)	(11)	(13)	(51)	3
Net charge-offs	(59)	(51)	(46)	(115)	(65)

Balance, end of period	$2,719	2,718	2,732	2,757	2,324

as % of loans, net	1.13%	1.18	1.20	1.23	1.33

as % of nonaccrual and restructured loans (b)	347%	332	300	289	291

as % of nonperforming assets (b)	303%	284	262	251	258

LOAN LOSSES
Commercial, financial and agricultural	$43	35	26	82	50
Commercial real estate—construction and mortgage	9	—	1	4	3
Consumer	71	75	67	74	70

Total loan losses	123	110	94	160	123

LOAN RECOVERIES
Commercial, financial and agricultural	35	25	26	27	41
Commercial real estate—construction and mortgage	2	1	—	—	1
Consumer	27	33	22	18	16

Total loan recoveries	64	59	48	45	58

Net charge-offs	$59	51	46	115	65

Commercial loans net charge-offs as % of average commercial loans, net (c)	0.05%	0.03	—	0.20	0.05
Consumer loans net charge-offs as % of average consumer loans, net (c)	0.18	0.18	0.19	0.28	0.30
Total net charge-offs as % of average loans, net (c)	0.10%	0.09	0.08	0.23	0.15

NONPERFORMING ASSETS
Nonaccrual loans
Commercial, financial and agricultural	$445	497	527	585	534
Commercial real estate—construction and mortgage	120	88	131	127	42
Consumer real estate secured	209	221	239	230	211
Installment loans	10	13	13	13	11

Total nonaccrual loans	784	819	910	955	798
Foreclosed properties (d)	112	138	132	145	101

Total nonperforming assets	$896	957	1,042	1,100	899

Nonperforming loans included in loans held for sale (e)	$59	111	159	157	57
Nonperforming assets included in loans and in loans held for sale	$955	1,068	1,201	1,257	956

as % of loans, net, and foreclosed properties (b)	0.37%	0.42	0.46	0.49	0.51

as % of loans, net, foreclosed properties and loans held for sale (e)	0.37%	0.44	0.50	0.53	0.50

Accruing loans past due 90 days	$525	521	510	522	428

(a)	At September 30, 2005, the reserve for unfunded lending commitments was $154 million.
(b)	These ratios do not include nonperforming loans included in loans held for sale.
(c)	Annualized.
(d)	Restructured loans are not significant.
(e)	These ratios reflect nonperforming loans included in loans held for sale. Loans held for sale are recorded at the lower of cost or market value, and accordingly, the amounts shown and included in the ratios are net of the transferred allowance for loan losses and the lower of cost or market value adjustments.

WACHOVIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	2005			2004
(In millions, except per share data)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
ASSETS
Cash and due from banks	$12,976	12,464	12,043	11,714	10,355
Interest-bearing bank balances	2,492	2,852	1,285	4,441	7,664
Federal funds sold and securities purchased under resale agreements	27,083	22,528	24,899	22,436	30,629

Total cash and cash equivalents	42,551	37,844	38,227	38,591	48,648

Trading account assets	49,646	46,519	47,149	45,932	45,129
Securities	117,195	117,906	116,731	110,597	102,157
Loans, net of unearned income	239,733	230,287	227,266	223,840	174,504
Allowance for loan losses	(2,719)	(2,718)	(2,732)	(2,757)	(2,324)

Loans, net	237,014	227,569	224,534	221,083	172,180

Loans held for sale	18,038	14,531	14,173	12,988	17,755
Premises and equipment	5,352	5,354	5,260	5,268	4,150
Due from customers on acceptances	882	826	826	718	563
Goodwill	21,857	21,861	21,635	21,526	11,481
Other intangible assets	1,285	1,378	1,428	1,581	946
Other assets	38,561	38,052	36,870	35,040	33,689

Total assets	$532,381	511,840	506,833	493,324	436,698

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest-bearing deposits	68,402	63,079	61,626	64,197	52,524
Interest-bearing deposits	252,037	236,831	236,031	230,856	200,457

Total deposits	320,439	299,910	297,657	295,053	252,981
Short-term borrowings	78,184	75,726	73,401	63,406	67,589
Bank acceptances outstanding	932	859	866	755	570
Trading account liabilities	19,815	19,827	22,418	21,709	22,704
Other liabilities	16,504	15,750	15,281	15,507	14,838
Long-term debt	45,846	49,006	47,932	46,759	41,444

Total liabilities	481,720	461,078	457,555	443,189	400,126

Minority interest in net assets of consolidated subsidiaries	3,904	2,858	2,811	2,818	2,675

STOCKHOLDERS’ EQUITY
Dividend Equalization Preferred shares, no par value, 97 million shares issued and outstanding at September 30, 2005	—	—	—	—	—
Common stock, $3.33-1/3 par value; authorized 3 billion shares, outstanding 1.553 billion shares at September 30, 2005	5,178	5,258	5,255	5,294	4,359
Paid-in capital	30,821	31,038	30,976	31,120	18,095
Retained earnings	11,086	11,079	10,319	10,178	10,449
Accumulated other comprehensive income, net	(328)	529	(83)	725	994

Total stockholders’ equity	46,757	47,904	46,467	47,317	33,897

Total liabilities and stockholders’ equity	$532,381	511,840	506,833	493,324	436,698

WACHOVIA CORPORATION AND SUBSIDIARIES

NET INTEREST INCOME SUMMARIES

(Unaudited)

	THIRD QUARTER 2005			SECOND QUARTER 2005
(In millions)	Average Balances	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balances	Interest Income/ Expense	Average Rates Earned/ Paid
ASSETS
Interest-bearing bank balances	$2,417	21	3.46%	$2,649	20	3.07%
Federal funds sold and securities purchased under resale agreements	24,451	216	3.50	24,676	189	3.08
Trading account assets	33,720	423	5.01	31,879	377	4.73
Securities	114,902	1,461	5.08	115,006	1,469	5.11
Loans
Commercial
Commercial, financial and agricultural	81,488	1,184	5.77	80,213	1,084	5.42
Real estate—construction and other	13,322	201	5.96	12,885	177	5.53
Real estate—mortgage	19,684	302	6.09	20,204	288	5.71
Lease financing	9,979	178	7.15	10,252	183	7.11
Foreign	8,164	80	3.88	7,641	68	3.55

Total commercial	132,637	1,945	5.82	131,195	1,800	5.50

Consumer
Real estate secured	78,088	1,166	5.97	74,799	1,072	5.74
Student loans	11,267	144	5.07	10,995	129	4.72
Installment loans	6,968	124	7.04	6,892	115	6.75

Total consumer	96,323	1,434	5.94	92,686	1,316	5.69

Total loans	228,960	3,379	5.87	223,881	3,116	5.58

Loans held for sale	16,567	244	5.90	14,024	194	5.51
Other earning assets	10,329	138	5.27	10,419	125	4.84

Total earning assets excluding derivatives	431,346	5,882	5.43	422,534	5,490	5.20
Risk management derivatives (a)	—	231	0.21	—	265	0.26

Total earning assets including derivatives	431,346	6,113	5.64	422,534	5,755	5.46

Cash and due from banks	12,277			12,389
Other assets	67,944			68,438

Total assets	$511,567			$503,361

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing deposits
Savings and NOW accounts	78,961	220	1.10	80,113	194	0.97
Money market accounts	97,746	529	2.15	94,990	455	1.92
Other consumer time	41,063	325	3.13	38,064	273	2.87
Foreign	15,285	123	3.18	11,857	81	2.75
Other time	10,338	109	4.21	9,999	78	3.09

Total interest-bearing deposits	243,393	1,306	2.13	235,023	1,081	1.84
Federal funds purchased and securities sold under repurchase agreements	56,426	460	3.24	53,984	375	2.79
Commercial paper	12,664	108	3.39	13,365	97	2.91
Securities sold short	9,040	77	3.38	10,648	92	3.49
Other short-term borrowings	6,471	29	1.80	6,694	30	1.82
Long-term debt	47,788	536	4.48	48,114	528	4.39

Total interest-bearing liabilities excluding derivatives	375,782	2,516	2.66	367,828	2,203	2.40
Risk management derivatives (a)	—	141	0.15	—	141	0.16

Total interest-bearing liabilities including derivatives	375,782	2,657	2.81	367,828	2,344	2.56

Noninterest-bearing deposits	62,978			62,171
Other liabilities	25,479			26,248
Stockholders’ equity	47,328			47,114

Total liabilities and stockholders’ equity	$511,567			$503,361

Interest income and rate earned—including derivatives		$6,113	5.64%		$5,755	5.46%
Interest expense and equivalent rate paid—including derivatives		2,657	2.44		2,344	2.23

Net interest income and margin—including derivatives		$3,456	3.20%		$3,411	3.23%

(a)	The rates earned and the rates paid on risk management derivatives are based on off-balance sheet notional amounts. The fair value of these instruments is included in other assets and other liabilities.

WACHOVIA CORPORATION AND SUBSIDIARIES

NET INTEREST INCOME SUMMARIES

(Unaudited)

FIRST QUARTER 2005			FOURTH QUARTER 2004			THIRD QUARTER 2004
Average Balances	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balances	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balances	Interest Income/ Expense	Average Rates Earned/ Paid

$2,484	16	2.62%	$3,909	18	1.85%	$3,153	12	1.52%
24,272	153	2.55	24,722	123	1.99	26,419	96	1.44
35,147	402	4.59	36,517	411	4.49	32,052	348	4.34
114,961	1,477	5.15	103,879	1,297	5.00	101,493	1,237	4.88

76,651	960	5.08	69,394	836	4.79	58,278	642	4.40
12,608	156	5.01	10,537	120	4.53	6,683	67	4.02
20,739	271	5.31	19,035	237	4.95	14,877	170	4.54
10,513	182	6.94	10,185	180	7.07	9,692	178	7.33
7,192	58	3.28	7,448	58	3.10	7,330	47	2.51

127,703	1,627	5.16	116,599	1,431	4.88	96,860	1,104	4.54

74,658	1,037	5.57	62,083	853	5.49	54,288	732	5.38
11,003	120	4.41	10,560	107	4.04	10,145	97	3.80
7,811	122	6.31	7,285	111	6.12	7,259	107	5.86

93,472	1,279	5.49	79,928	1,071	5.35	71,692	936	5.21

221,175	2,906	5.30	196,527	2,502	5.08	168,552	2,040	4.83

12,869	166	5.19	21,405	261	4.89	17,119	186	4.34
10,139	115	4.58	10,531	104	3.89	11,121	96	3.43

421,047	5,235	5.00	397,490	4,716	4.74	359,909	4,015	4.45
—	279	0.27	—	313	0.31	—	349	0.39

421,047	5,514	5.27	397,490	5,029	5.05	359,909	4,364	4.84

12,661			11,870			11,159
66,778			63,071			53,331

$500,486			$472,431			$424,399

81,071	161	0.81	79,476	128	0.64	73,171	93	0.51
93,477	357	1.55	90,382	271	1.19	81,525	197	0.96
36,005	239	2.70	32,540	212	2.58	26,860	180	2.68
10,996	61	2.26	9,486	46	1.92	7,453	27	1.42
12,583	83	2.67	9,938	56	2.31	7,803	39	1.98

234,132	901	1.56	221,822	713	1.28	196,812	536	1.08
51,395	312	2.46	47,264	233	1.96	47,052	164	1.39
13,553	82	2.45	11,840	58	1.94	12,065	43	1.42
12,681	102	3.25	12,694	102	3.18	12,388	96	3.09
6,370	26	1.63	5,859	19	1.33	6,042	15	0.91
47,385	493	4.17	44,010	443	4.02	39,951	404	4.05

365,516	1,916	2.12	343,489	1,568	1.82	314,310	1,258	1.60
—	124	0.14	—	104	0.12	—	78	0.09

365,516	2,040	2.26	343,489	1,672	1.94	314,310	1,336	1.69

60,542			58,229			51,433
27,197			28,069			25,410
47,231			42,644			33,246

$500,486			$472,431			$424,399

	$5,514	5.27%		$5,029	5.05%		$4,364	4.84%
	2,040	1.96		1,672	1.68		1,336	1.48

	$3,474	3.31%		$3,357	3.37%		$3,028	3.36%

WACHOVIA CORPORATION AND SUBSIDIARIES

NET INTEREST INCOME SUMMARIES

(Unaudited)

	NINE MONTHS ENDED 2005			NINE MONTHS ENDED 2004
(In millions)	Average Balances	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balances	Interest Income/ Expense	Average Rates Earned/ Paid
ASSETS
Interest-bearing bank balances	$2,516	57	3.05%	$3,467	33	1.27%
Federal funds sold and securities purchased under resale agreements	24,467	558	3.05	25,013	219	1.17
Trading account assets	33,577	1,202	4.78	26,402	828	4.18
Securities	114,956	4,407	5.11	99,980	3,654	4.87
Loans
Commercial
Commercial, financial and agricultural	79,469	3,228	5.43	56,805	1,817	4.28
Real estate—construction and other	12,941	534	5.51	6,339	176	3.71
Real estate—mortgage	20,205	861	5.70	15,048	488	4.33
Lease financing	10,246	543	7.07	7,890	541	9.14
Foreign	7,669	206	3.59	7,043	129	2.44

Total commercial	130,530	5,372	5.50	93,125	3,151	4.52

Consumer
Real estate secured	75,861	3,275	5.76	52,525	2,128	5.40
Student loans	11,089	393	4.74	9,666	265	3.66
Installment loans	7,221	361	6.69	8,493	363	5.70

Total consumer	94,171	4,029	5.71	70,684	2,756	5.20

Total loans	224,701	9,401	5.59	163,809	5,907	4.81

Loans held for sale	14,500	604	5.56	15,168	478	4.20
Other earning assets	10,296	378	4.90	11,241	262	3.12

Total earning assets excluding derivatives	425,013	16,607	5.22	345,080	11,381	4.40
Risk management derivatives (a)	—	775	0.24	—	1,128	0.44

Total earning assets including derivatives	425,013	17,382	5.46	345,080	12,509	4.84

Cash and due from banks	12,441			11,123
Other assets	67,724			55,231

Total assets	$505,178			$411,434

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing deposits
Savings and NOW accounts	80,041	575	0.96	69,594	241	0.46
Money market accounts	95,420	1,341	1.88	75,881	523	0.92
Other consumer time	38,395	837	2.91	26,881	545	2.71
Foreign	12,728	265	2.78	7,412	69	1.25
Other time	10,966	270	3.29	7,751	107	1.83

Total interest-bearing deposits	237,550	3,288	1.85	187,519	1,485	1.06
Federal funds purchased and securities sold under repurchase agreements	53,954	1,147	2.84	47,340	404	1.14
Commercial paper	13,191	287	2.91	12,099	105	1.16
Securities sold short	10,776	271	3.37	10,464	216	2.76
Other short-term borrowings	6,511	85	1.75	6,165	36	0.76
Long-term debt	47,764	1,557	4.35	38,359	1,146	3.99

Total interest-bearing liabilities excluding derivatives	369,746	6,635	2.40	301,946	3,392	1.50
Risk management derivatives (a)	—	406	0.14	—	263	0.12

Total interest-bearing liabilities including derivatives	369,746	7,041	2.54	301,946	3,655	1.62

Noninterest-bearing deposits	61,906			49,508
Other liabilities	26,301			27,152
Stockholders’ equity	47,225			32,828

Total liabilities and stockholders’ equity	$505,178			$411,434

Interest income and rate earned—including derivatives		$17,382	5.46%		$12,509	4.84%
Interest expense and equivalent rate paid—including derivatives		7,041	2.21		3,655	1.42

Net interest income and margin—including derivatives		$10,341	3.25%		$8,854	3.42%

(a)	The rates earned and the rates paid on risk management derivatives are based on off-balance sheet notional amounts. The fair value of these instruments is included in other assets and other liabilities.

WACHOVIA CORPORATION AND SUBSIDIARIES

RECONCILIATION OF CERTAIN NON-GAAP FINANCIAL MEASURES

(Unaudited)

		2005			2004
(In millions, except per share data)	*	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
NET INCOME
Net income (GAAP)	A	$1,665	1,650	1,621	1,448	1,263
After tax merger-related and restructuring expenses (GAAP)		51	48	31	53	55

Net income, excluding after tax merger-related and restructuring expenses	B	1,716	1,698	1,652	1,501	1,318
After tax other intangible amortization (GAAP)		63	69	72	74	62

Net income, excluding after tax merger-related and restructuring expenses, and other intangible amortization	C	$1,779	1,767	1,724	1,575	1,380

RETURN ON AVERAGE COMMON STOCKHOLDERS’ EQUITY
Average common stockholders’ equity (GAAP)	D	$47,328	47,114	47,231	42,644	33,246
Merger-related and restructuring expenses (GAAP)		96	52	11	169	116

Average common stockholders’ equity, excluding merger-related and restructuring expenses	E	47,424	47,166	47,242	42,813	33,362
Average intangible assets (GAAP)	F	(23,195)	(23,148)	(23,020)	(19,257)	(12,473)

Average common stockholders’ equity, excluding merger-related and restructuring expenses, and other intangible amortization	G	$24,229	24,018	24,222	23,556	20,889

Return on average common stockholders’ equity
GAAP	A/D	13.95%	14.04	13.92	13.50	15.12
Excluding merger-related and restructuring expenses	B/E	14.36	14.43	14.19	13.95	15.72
Return on average tangible common stockholders’ equity
GAAP	A/D+F	27.36	27.61	27.16	24.62	24.20
Excluding merger-related and restructuring expenses, and other intangible amortization	C/G	29.14%	29.50	28.86	26.59	26.28

RETURN ON AVERAGE ASSETS
Average assets (GAAP)	H	$511,567	503,361	500,486	472,431	424,399
Average intangible assets (GAAP)		(23,195)	(23,148)	(23,020)	(19,257)	(12,473)

Average tangible assets (GAAP)	I	488,372	480,213	477,466	453,174	411,926

Average assets (GAAP)		511,567	503,361	500,486	472,431	424,399
Merger-related and restructuring expenses (GAAP)		96	52	11	169	116

Average assets, excluding merger-related and restructuring expenses	J	511,663	503,413	500,497	472,600	424,515
Average intangible assets (GAAP)		(23,195)	(23,148)	(23,020)	(19,257)	(12,473)

Average tangible assets, excluding merger-related and restructuring expenses	K	$488,468	480,265	477,477	453,343	412,042

Return on average assets
GAAP	A/H	1.29%	1.31	1.31	1.22	1.18
Excluding merger-related and restructuring expenses	B/J	1.33	1.35	1.34	1.26	1.24
Return on average tangible assets
GAAP	A/I	1.35	1.38	1.38	1.27	1.22
Excluding merger-related and restructuring expenses, and other intangible amortization	C/K	1.45%	1.48	1.46	1.38	1.33

WACHOVIA CORPORATION AND SUBSIDIARIES

RECONCILIATION OF CERTAIN NON-GAAP FINANCIAL MEASURES

(Unaudited)

		2005			2004
(In millions, except per share data)	*	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
OVERHEAD EFFICIENCY RATIOS
Noninterest expense (GAAP)	L	$4,004	3,788	3,872	3,834	3,671
Merger-related and restructuring expenses (GAAP)		(83)	(90)	(61)	(116)	(127)

Noninterest expense, excluding merger-related and restructuring expenses	M	3,921	3,698	3,811	3,718	3,544
Other intangible amortization (GAAP)		(101)	(107)	(115)	(113)	(99)

Noninterest expense, excluding merger-related and restructuring expenses, and other intangible amortization	N	$3,820	3,591	3,696	3,605	3,445

Net interest income (GAAP)		$3,403	3,358	3,413	3,297	2,965
Tax-equivalent adjustment		53	53	61	60	63

Net interest income (Tax-equivalent)		3,456	3,411	3,474	3,357	3,028
Fee and other income (GAAP)		3,242	2,977	2,995	2,804	2,601

Total	O	$6,698	6,388	6,469	6,161	5,629

Retail Brokerage Services, excluding insurance
Noninterest expense (GAAP)	P	$874	861	867	908	862

Net interest income (GAAP)		$153	142	143	144	143
Tax-equivalent adjustment		1	—	—	1	—

Net interest income (Tax-equivalent)		154	142	143	145	143
Fee and other income (GAAP)		905	880	886	906	826

Total	Q	$1,059	1,022	1,029	1,051	969

Overhead efficiency ratios
GAAP	L/O	59.78%	59.29	59.86	62.23	65.20
Excluding merger-related and restructuring expenses	M/O	58.55	57.87	58.92	60.34	62.96
Excluding merger-related and restructuring expenses, and brokerage	M-P/O-Q	54.04	52.85	54.12	54.99	57.54
Excluding merger-related and restructuring expenses, and other intangible amortization	N/O	57.06	56.19	57.15	58.50	61.20
Excluding merger-related and restructuring expenses, other intangible amortization and brokerage	N-P/O-Q	52.27%	50.85	52.01	52.77	55.42

OPERATING LEVERAGE
Operating leverage (GAAP)		$92	5	269	368	(55)
Merger-related and restructuring expenses (GAAP)		(8)	30	(55)	(10)	25

Operating leverage, excluding merger-related and restructuring expenses		84	35	214	358	(30)
Other intangible amortization (GAAP)		(7)	(8)	1	15	(8)

Operating leverage, excluding merger-related and restructuring expenses, and other intangible amortization		$77	27	215	373	(38)

DIVIDEND PAYOUT RATIOS ON COMMON SHARES
Dividends paid per common share	R	$0.51	0.46	0.46	0.46	0.40

Diluted earnings per common share (GAAP)	S	$1.06	1.04	1.01	0.95	0.96
Merger-related and restructuring expenses (GAAP)		0.03	0.03	0.02	0.04	0.04
Other intangible amortization (GAAP)		0.04	0.04	0.05	0.05	0.05

Diluted earnings per common share, excluding merger-related and restructuring expenses, and other intangible amortization	T	$1.13	1.11	1.08	1.04	1.05

Dividend payout ratios
GAAP	R/S	48.11%	44.23	45.54	48.42	41.67
Excluding merger-related and restructuring expenses, and other intangible amortization	R/T	45.13%	41.44	42.59	44.23	38.10

*	The letters included in the columns are provided to show how the various ratios presented in the tables on pages 21 and 22 are calculated. For example, return on average assets on a GAAP basis is calculated by dividing income (GAAP) by average assets (GAAP) (i.e., A/H) and annualized where appropriate.

The following are supplemental earnings materials for the quarter ended September 30, 2005 made available by Wachovia on October 17, 2005.

Wachovia Third Quarter 2005

Quarterly Earnings Report

October 17, 2005

READERS ARE ENCOURAGED TO REFER TO WACHOVIA’S RESULTS FOR THE QUARTER ENDED JUNE 30, 2005, PRESENTED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”), WHICH MAY BE FOUND IN WACHOVIA’S SECOND QUARTER 2005 REPORT ON FORM 10-Q.

ALL NARRATIVE COMPARISONS ARE WITH SECOND QUARTER 2005 UNLESS OTHERWISE NOTED.

THE INFORMATION CONTAINED HEREIN INCLUDES CERTAIN NON-GAAP FINANCIAL MEASURES. PLEASE REFER TO PAGES 37-41 FOR AN IMPORTANT EXPLANATION OF OUR USE OF NON-GAAP MEASURES AND RECONCILIATION OF THOSE NON-GAAP MEASURES TO GAAP.

Wachovia 3Q05 Quarterly Earnings Report

Explanation of “Combined” Results

Certain tables and narrative comparisons in this supplemental earnings package include references to “Combined” results for third quarter 2004. “Combined” results for the third quarter of 2004 represent Wachovia’s actual third quarter 2004 results plus the actual results of SouthTrust. The “Combined” results are for illustrative purposes only and the presentation of results on this “Combined” basis is not a presentation that conforms with generally accepted accounting principles. The third quarter 2004 “Combined” results include purchase accounting and other closing adjustments as of the actual closing date of November 1, 2004; no attempt was made to estimate these purchase accounting and other closing adjustments on the “Combined” results for prior periods “as if” the merger had occurred on prior dates. Readers are encouraged to refer to Wachovia’s results presented in accordance with generally accepted accounting principles which may be found in exhibit (99)(c) to Wachovia’s current report on form 8-K, filed on October 17, 2005. All narrative comparisons are to wachovia-only results for prior periods unless otherwise noted. See also “Supplemental Illustrative Combined Information” beginning on page 43 for a further discussion regarding the “Combined” presentation.

All narrative comparisons of “Combined” results pertain to 3Q05 reported results versus “Combined” third quarter 2004 results unless otherwise noted.

For ease of use, comments herein pertaining to As Reported or Actual results are presented in bold type.

“Combined” Summary

3Q04:	Reported results plus SouthTrust’s results plus three months of DBI amortization

Prior period results do not include the effect of accretion and amortization of fair market value adjustments made to SouthTrust’s balance sheet on 11/1/04.

Page-1

Wachovia 3Q05 Quarterly Earnings Report

Third Quarter 2005 Financial Highlights

Versus 2Q05

•	Record earnings of $1.7 billion, up 1% and up 32% over 3Q04; EPS of $1.06 up 2% and up 10% from 3Q04

—	Excluding $0.03 per share of net merger-related and restructuring expenses, record EPS of $1.09 up 2% and up 9% from 3Q04

•	Strong segment earnings reflect revenue growth in all four businesses

—	General Bank up 2% and up 32% from 3Q04; up 11% from Combined 3Q04

—	Capital Management up 1% and up 42% from 3Q04

—	Wealth Management decreased 6% reflecting higher provision, up 19% from 3Q04

—	Corporate and Investment Bank up 25% and up 5% from strong 3Q04

•	Record revenue, up 5% on growth in all categories except securities gains

—	Net interest income up 1%; net interest margin down slightly due to higher securitization inventories

—	Fee and other income up 9%, and up 17% from Combined 3Q04

—	Revenue up 8% from Combined 3Q04 compared with only 2% growth in expenses excluding merger charges

•	Other noninterest expense increased 6% driven by higher revenue-based incentives

—	Includes $26 million of severance and other costs relating to efficiency initiative and $25 million of corporate contributions

•	Average loans up 2%; up 12% from Combined 3Q04

•	Average core deposits up 2%; up 8% from Combined 3Q04

•	Net charge-offs were $59 million, or 10 bps of average loans

—	Total nonperforming assets declined 11% reflecting continued proactive portfolio management

—	Provision of $82 million

•	Repurchased 25.9 million shares during the quarter

•	SouthTrust integration proceeding as planned; final deposit conversion scheduled for 4Q05

Page-2

Wachovia 3Q05 Quarterly Earnings Report

Earnings Reconciliation

Earnings Reconciliation	2005						2004				3 Q 05 EPS
	Third Quarter		Second Quarter		First Quarter		Fourth Quarter		Third Quarter		vs 2 Q 05	vs 3 Q 04
(After-tax in millions, except per share data)	Amount	EPS	Amount	EPS	Amount	EPS	Amount	EPS	Amount	EPS
Net income (GAAP)	$1,665	1.06	1,650	1.04	1,621	1.01	1,448	0.95	1,263	0.96	2%	10
Net merger-related and restructuring expenses	51	0.03	48	0.03	31	0.02	53	0.04	55	0.04	—	(25)

Earnings excluding merger-related and restructuring expenses	1,716	1.09	1,698	1.07	1,652	1.03	1,501	0.99	1,318	1.00	2	9
Deposit base and other intangible amortization	63	0.04	69	0.04	72	0.05	74	0.05	62	0.05	—	(20)

Earnings excluding merger-related and restructuring expenses, and other intangible amortization	$1,779	1.13	1,767	1.11	1,724	1.08	1,575	1.04	1,380	1.05	2%	8

Key Points

•	Expect remaining amortization of existing intangibles in 4Q05 of $0.04

(See Appendix, page 16 for further detail)

Page-3

Wachovia 3Q05 Quarterly Earnings Report

Summary Results

Earnings Summary	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04	Combined
(In millions, except per share data)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter			3 Q 04	3 Q 05 vs 3 Q 04
Net interest income (Tax-equivalent)	$3,456	3,411	3,474	3,357	3,028	1%	14	$3,451	—%
Fee and other income	3,242	2,977	2,995	2,804	2,601	9	25	2,764	17

Total revenue (Tax-equivalent)	6,698	6,388	6,469	6,161	5,629	5	19	6,215	8
Provision for credit losses	82	50	36	109	43	64	91	67	22
Other noninterest expense	3,820	3,591	3,696	3,605	3,445	6	11	3,723	3
Merger-related and restructuring expenses	83	90	61	116	127	(8)	(35)	127	(35)
Other intangible amortization	101	107	115	113	99	(6)	2	133	(24)

Total noninterest expense	4,004	3,788	3,872	3,834	3,671	6	9	3,983	1
Minority interest in income of consolidated subsidiaries	104	71	64	54	28	46	—	28	—

Income before income taxes (Tax-equivalent)	2,508	2,479	2,497	2,164	1,887	1	33	2,137	17
Income taxes (Tax-equivalent)	843	829	876	716	624	2	35	706	19

Net income	$1,665	1,650	1,621	1,448	1,263	1%	32	$1,431	16%

Diluted earnings per common share	$1.06	1.04	1.01	0.95	0.96	2%	10
Dividend payout ratio on common shares	48.11%	44.23	45.54	48.42	41.67	—	—
Return on average common stockholders’ equity	13.95	14.04	13.92	13.50	15.12	—	—
Return on average assets	1.29	1.31	1.31	1.22	1.18	—	—
Overhead efficiency ratio (Tax-equivalent)	59.78%	59.29	59.86	62.23	65.20	—	—	64.08%	—%
Operating leverage (Tax-equivalent)	$92	5	269	368	(55)	—%	—

Key Points

•	Revenues grew 5% driven by strength in fee and other income; up 19% from 3Q04 driven by the addition of SouthTrust

—	Up 8% from Combined 3Q04 on strong growth in fees

•	Net interest income rose 1%, or $45 million, reflecting loan and deposit growth and improved deposit spreads

–	Flat vs. Combined 3Q04, reflecting margin compression related to the flattening yield curve, offset by growth in loans and core deposits

•	Fee and other income increased 9%

—	Solid growth in all categories except securities gains/losses

—	Results up 17% from Combined 3Q04 reflecting solid fee growth in all business segments

•	Other noninterest expense increased 6%

—	Reflects higher revenue-based incentives, corporate contributions of $25 million and efficiency initiative costs of $26 million

(See Appendix, pages 16- 20 for further detail)

MINORITY INTEREST IN PRE-TAX INCOME OF CONSOLIDATED ENTITIES IS ACCOUNTED FOR AS AN EXPENSE ON OUR INCOME STATEMENT. MINORITY INTEREST INCLUDES THE EXPENSE REPRESENTED BY PRUDENTIAL FINANCIAL, INC.’S 38% OWNERSHIP INTEREST IN WACHOVIA SECURITIES FINANCIAL HOLDINGS, LLC (WSFH), IN ADDITION TO THE EXPENSE ASSOCIATED WITH OTHER MINORITY INTERESTS IN OUR CONSOLIDATED SUBSIDIARIES.

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Wachovia 3Q05 Quarterly Earnings Report

Other Financial Measures

Performance Highlights

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04
(Dollars in millions, except per share data)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Earnings excluding merger-related and restructuring expenses (a)(b)
Net income	$1,716	1,698	1,652	1,501	1,318	1%	30
Return on average assets	1.33%	1.35	1.34	1.26	1.24	—	—
Return on average common stockholders’ equity	14.36	14.43	14.19	13.95	15.72	—	—
Overhead efficiency ratio (Tax-equivalent)	58.55	57.87	58.92	60.34	62.96	—	—
Overhead efficiency ratio excluding brokerage (Tax-equivalent)	54.04%	52.85	54.12	54.99	57.54	—	—
Operating leverage (Tax-equivalent)	$84	35	214	358	(30)	—%	—

Earnings excluding merger-related and restructuring expenses, and other intangible amortization (a)(b)
Net income	$1,779	1,767	1,724	1,575	1,380	1%	29
Dividend payout ratio on common shares	45.13%	41.44	42.59	44.23	38.10	—	—
Return on average tangible assets	1.45	1.48	1.46	1.38	1.33	—	—
Return on average tangible common stockholders’ equity	29.14	29.50	28.86	26.59	26.28	—	—
Overhead efficiency ratio (Tax-equivalent)	57.06	56.19	57.15	58.50	61.20	—	—
Overhead efficiency ratio excluding brokerage (Tax-equivalent)	52.27%	50.85	52.01	52.77	55.42	—	—
Operating leverage (Tax-equivalent)	$77	27	215	373	(38)	—%	—

Other financial data
Net interest margin	3.20%	3.23	3.31	3.37	3.36	—	—
Fee and other income as % of total revenue	48.40	46.60	46.30	45.50	46.21	—	—
Effective income tax rate	32.21	32.02	33.42	31.20	30.71	—	—
Tax rate (Tax-equivalent) (c)	33.63%	33.50	35.05	33.14	33.04	—	—

Asset quality
Allowance for loan losses as % of loans, net	1.13%	1.18	1.20	1.23	1.33	—	—
Allowance for loan losses as % of nonperforming assets	303	284	262	251	258	—	—
Allowance for credit losses as % of loans, net	1.20	1.25	1.27	1.30	1.41	—	—
Net charge-offs as % of average loans, net	0.10	0.09	0.08	0.23	0.15	—	—
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	0.37%	0.44	0.50	0.53	0.50	—	—

Capital adequacy
Tier 1 capital ratio (d)	7.40%	7.85	7.91	8.01	8.34	—	—
Tangible capital ratio (including FAS 115/133)	4.64	5.05	4.84	5.15	5.06	—	—
Tangible capital ratio (excluding FAS 115/133)	4.69	4.93	4.84	4.99	4.84	—	—
Leverage ratio (d)	5.98%	6.10	5.99	6.38	6.21	—	—

Other
Average diluted common shares (In millions)	1,575	1,591	1,603	1,518	1,316	(1)%	20
Actual common shares (In millions)	1,553	1,577	1,576	1,588	1,308	(2)	19
Dividends paid per common share	$0.51	0.46	0.46	0.46	0.40	11	28
Book value per common share	30.10	30.37	29.48	29.79	25.92	(1)	16
Common stock price	47.59	49.60	50.91	52.60	46.95	(4)	1
Market capitalization	$73,930	78,236	80,256	83,537	61,395	(6)	20
Common stock price to book value	158%	163	173	177	181	(3)	(13)
FTE employees	92,907	93,385	93,669	96,030	84,503	(1)	10
Total financial centers/brokerage offices	3,840	3,825	3,970	3,971	3,215	—	19
ATMs	5,119	5,089	5,234	5,321	4,395	1%	16

(a)	See tables on page 3, and on pages 38 through 41 for reconciliation to earnings prepared in accordance with GAAP.
(b)	See page 4 for the most directly comparable GAAP financial measure and pages 39 through 42 for reconciliation to earnings prepared in accordance with GAAP.
(c)	The tax-equivalent tax rate applies to fully tax-equivalized revenues.
(d)	The third quarter of 2005 is based on estimates.

Key Points

•	Cash overhead efficiency ratio rose 87 bps to 57.06% primarily due to corporate contributions and higher efficiency initiative costs

•	Net interest margin decreased 3 bps to 3.20%, reflecting strong structured products pipelines funded with wholesale liabilities

•	Tangible capital declined to 4.69% on strong period-end balance sheet growth and higher share repurchases driven by beneficial settlement of equity collar transactions

—	Capital ratios expected to return to targeted levels by year end 2005 (leverage: 6%; tangible: 4.75%)

•	Average diluted shares down 16 million due to the effect of 3Q05 open market purchases of 18.4 million shares (average cost $50.36) and the repurchase of 7.5 million shares relating to equity collar settlements (average cost $48.61)

(See Appendix, pages 16-20 for further detail)

Page-5

Wachovia 3Q05 Quarterly Earnings Report

Loan and Deposit Growth

Average Balance Sheet Data

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04	Combined
(In millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter			3 Q 04	3 Q 05 vs 3 Q 04
Assets
Trading assets	$33,720	31,879	35,147	36,517	32,052	6%	5	$32,155	5%
Securities	114,902	115,006	114,961	103,879	101,493	—	13	113,045	2
Commercial loans, net
General Bank	80,937	80,463	78,838	69,682	53,125	1	52	77,349	5
Corporate and Investment Bank	38,779	37,869	36,815	35,221	32,848	2	18	34,391	13
Other	12,921	12,863	12,050	11,696	10,887	—	19	11,535	12

Total commercial loans, net	132,637	131,195	127,703	116,599	96,860	1	37	123,275	8
Consumer loans, net	96,323	92,686	93,472	79,928	71,692	4	34	81,992	17

Total loans, net	228,960	223,881	221,175	196,527	168,552	2	36	205,267	12

Loans held for sale	16,567	14,024	12,869	21,405	17,119	18	(3)	17,773	(7)
Other earning assets (a)	37,197	37,744	36,895	39,162	40,693	(1)	(9)	40,734	(9)

Total earning assets	431,346	422,534	421,047	397,490	359,909	2	20	408,974	5
Cash	12,277	12,389	12,661	11,870	11,159	(1)	10	12,176	1
Other assets	67,944	68,438	66,778	63,071	53,331	(1)	27	66,377	2

Total assets	$511,567	503,361	500,486	472,431	424,399	2%	21	$487,527	5%

Liabilities and Stockholders’ Equity
Core interest-bearing deposits	217,770	213,167	210,553	202,398	181,556	2	20	203,776	7
Foreign and other time deposits	25,623	21,856	23,579	19,424	15,256	17	68	24,716	4

Total interest-bearing deposits	243,393	235,023	234,132	221,822	196,812	4	24	228,492	7
Short-term borrowings	84,601	84,691	83,999	77,657	77,547	—	9	81,589	4
Long-term debt	47,788	48,114	47,385	44,010	39,951	(1)	20	46,785	2

Total interest-bearing liabilities	375,782	367,828	365,516	343,489	314,310	2	20	356,866	5
Noninterest-bearing deposits	62,978	62,171	60,542	58,229	51,433	1	22	56,917	11
Other liabilities	25,479	26,248	27,197	28,069	25,410	(3)	—	26,483	(4)

Total liabilities	464,239	456,247	453,255	429,787	391,153	2	19	440,266	5
Stockholders’ equity	47,328	47,114	47,231	42,644	33,246	—	42	47,261	—

Total liabilities and stockholders’ equity	$511,567	503,361	500,486	472,431	424,399	2%	21	$487,527	5%

(a) Includes interest-bearing bank balances, federal funds sold and securities purchased under resale agreements.

Memoranda
Low-cost core deposits	$229,918	226,713	224,009	216,821	194,404	1%	18	$214,481	7%
Other core deposits	50,830	48,625	47,086	43,806	38,585	5	32	46,212	10

Total core deposits	$280,748	275,338	271,095	260,627	232,989	2%	20	$260,693	8%

Key Points

•	Trading assets increased 6% reflecting growth in structured product warehouses; average VAR increased modestly to $21 million

•	Securities remained stable at $115 billion; up 13% from 3Q04 reflecting the addition of SouthTrust and strong deposit growth

—	Average duration of investment securities increased to 2.9 years from 2.1 years due to higher rates

•	Commercial loans increased $1.4 billion, or 1%; Combined commercial loans up 8% reflecting strength in large corporate and middle-market lending

—	Period end net commercial loans up 4% vs. 2Q05

•	Consumer loans increased 4% reflecting growth in real estate-secured loans and student lending, up 34% from 3Q04; Combined consumer loans up $14.3 billion reflecting transfer of $9.2 billion in real estate-secured loans from held for sale at end of 4Q04 and other growth

—	Originated a record $19.2 billion of consumer loans in 3Q05, up 18%; originated $62.2 billion since 3Q04

•	Total earning assets include $13.5 billion of consumer loans held for sale and $5.6 billion of margin loans

—	Loans held for sale increased $2.5 billion in advance of planned 4Q05 securitization activity; transferred $562 million of consumer loans out of held for sale to the portfolio

•	Core deposits were up 2%; up 20% from 3Q04 driven by the addition of SouthTrust

—	Up $20 billion, or 8% vs. Combined 3Q04, driven by growth in DDA and money market

(See Appendix, pages 17-18 for further detail)

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Wachovia 3Q05 Quarterly Earnings Report

Fee and Other Income

Fee and Other Income

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04	Combined
(In millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter			3 Q 04	3 Q 05 vs 3 Q 04
Service charges	$555	528	513	519	499	5%	11	$567	(2)%
Other banking fees	385	355	351	343	313	8	23	355	8
Commissions	615	603	599	620	568	2	8	576	7
Fiduciary and asset management fees	732	728	714	700	668	1	10	677	8
Advisory, underwriting and other investment banking fees	294	257	233	271	237	14	24	237	24
Trading account profits (losses)	146	17	99	(16)	(60)	759	—	(58)	—
Principal investing	166	41	59	7	201	305	(17)	201	(17)
Securities gains (losses)	29	136	(2)	23	(71)	(79)	—	(71)	—
Other income	320	312	429	337	246	3	30	280	14

Total fee and other income	$3,242	2,977	2,995	2,804	2,601	9%	25	$2,764	17%

Key Points

•	Record fee and other income grew 9% and 25% vs. 3Q04

—	Up in all categories except security gains/losses

—	Up 17% from Combined 3Q04

•	Record service charges increased 5% and grew 11% from 3Q04 reflecting the merger with SouthTrust

—	Consumer up 9%, commercial up 3% from 2Q05

—	Results down 2% from Combined 3Q04 driven by lower commercial DDA service charges, partially offset by 4% growth in consumer service charges

•	Record other banking fees rose 8% on higher mortgage and interchange fees

•	Commissions increased 2% linked quarter on improvement in retail brokerage and the full quarter impact of the Palmer & Cay acquisition; up 8% from 3Q04, primarily related to Palmer & Cay

•	Record fiduciary and asset management fees increased 1% largely on growth in retail brokerage managed account assets; up 10% vs. 3Q04

•	Record advisory, underwriting and other investment banking fees grew 14% and were up 24% from 3Q04

—	Linked quarter reflects strong results in structured products, high yield, investment grade and record results in M&A, partially offset by lower loan syndications fees from a very strong 2Q05

•	Trading account profits were $146 million versus $17 million in 2Q05 driven by improvement in high yield, credit default swaps and equity linked products

•	Principal investing net gains of $166 million from both direct and fund investments

•	Net securities gains of $29 million included $22 million of net gains in the investment portfolio intended to defray $26 million of efficiency initiative costs

(See Appendix, page 19 for further detail)

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Wachovia 3Q05 Quarterly Earnings Report

Noninterest Expense

Noninterest Expense

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04	Combined
(In millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter			3 Q 04	3 Q 05 vs 3 Q 04
Salaries and employee benefits	$2,476	2,324	2,401	2,239	2,118	7%	17	$2,297	8%
Occupancy	260	271	250	260	234	(4)	11	263	(1)
Equipment	276	269	265	272	268	3	3	291	(5)
Advertising	50	48	44	51	46	4	9	49	2
Communications and supplies	158	158	162	163	149	—	6	163	(3)
Professional and consulting fees	167	155	127	179	134	8	25	139	20
Sundry expense	433	366	447	441	496	18	(13)	521	(17)

Other noninterest expense	3,820	3,591	3,696	3,605	3,445	6	11	3,723	3
Merger-related and restructuring expenses	83	90	61	116	127	(8)	(35)	127	(35)
Other intangible amortization	101	107	115	113	99	(6)	2	133	(24)

Total noninterest expense	$4,004	3,788	3,872	3,834	3,671	6%	9	$3,983	1%

Key Points

•	Other noninterest expense grew 6% and 11% vs. 3Q04; increased 3% from Combined 3Q04

•	Salaries and employee benefits were up 7% largely on higher revenue-based incentives

•	Sundry expense increased $67 million, reflecting $25 million in corporate contributions and a $14 million 2Q05 benefit from a franchise tax settlement; decreased 17% from Combined 3Q04 on lower legal costs

(See Appendix, page 20 for further detail)

Page-8

Wachovia 3Q05 Quarterly Earnings Report

Consolidated Results—Segment Summary

Wachovia Corporation

Performance Summary

	Three Months Ended September 30, 2005
(Dollars in millions)	General Bank	Capital Management	Wealth Management	Corporate and Investment Bank	Parent	Merger- Related and Restructuring Expenses	Total Corporation
Income statement data
Total revenue (Tax-equivalent)	$3,250	1,360	339	1,515	234	—	6,698
Noninterest expense	1,584	1,111	235	809	182	83	4,004
Minority interest	—	—	—	—	105	(1)	104
Segment earnings	$1,006	156	63	446	45	(51)	1,665

Performance and other data
Economic profit	$775	117	48	263	34	—	1,237
Risk adjusted return on capital (RAROC)	54.85%	44.22	47.41	29.63	16.06	—	39.73
Economic capital, average	$7,019	1,399	528	5,603	2,529	—	17,078
Cash overhead efficiency ratio (Tax-equivalent)	48.74%	81.86	68.99	53.39	35.05	—	57.06
FTE employees	41,609	18,340	4,660	4,799	23,499	—	92,907

Page-9

Wachovia 3Q05 Quarterly Earnings Report

General Bank

This segment includes Retail and Small Business, and Commercial.

General Bank

Performance Summary

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04	Combined
(Dollars in millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter			3 Q 04	3 Q 05 vs 3 Q 04
Income statement data
Net interest income (Tax-equivalent)	$2,434	2,409	2,360	2,284	1,985	1%	23	$2,356	3%
Fee and other income	760	687	684	660	601	11	26	725	5
Intersegment revenue	56	49	43	47	43	14	30	44	27

Total revenue (Tax-equivalent)	3,250	3,145	3,087	2,991	2,629	3	24	3,125	4
Provision for credit losses	77	68	57	107	74	13	4	94	(18)
Noninterest expense	1,584	1,514	1,545	1,525	1,362	5	16	1,613	(2)
Income taxes (Tax-equivalent)	583	574	545	493	433	2	35	514	13

Segment earnings	$1,006	989	940	866	760	2%	32	$904	11%

Performance and other data
Economic profit	$775	755	699	668	592	3%	31
Risk adjusted return on capital (RAROC)	54.85%	54.37	51.13	52.20	57.00	—	—
Economic capital, average	$7,019	6,981	7,062	6,448	5,123	1	37
Cash overhead efficiency ratio (Tax-equivalent)	48.74%	48.16	50.04	50.98	51.80	—	—	51.62%	—%
Lending commitments	$105,598	102,189	96,559	93,608	76,592	3	38
Average loans, net	163,801	161,774	159,433	146,978	124,687	1	31	$155,193	6%
Average core deposits	$208,718	205,814	201,773	191,621	170,188	1	23	$196,137	6%
FTE employees	41,609	41,466	42,263	43,404	34,519	—%	21

General Bank Key Metrics

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Customer overall satisfaction score (a)	6.61	6.63	6.62	6.59	6.57	—%	1
New/Lost ratio	1.25	1.31	1.38	1.45	1.44	(5)	(13)
Online active customers (In thousands) (b)	3,254	3,011	2,862	2,736	2,548	8	28
Financial centers	3,138	3,126	3,277	3,283	2,507	—%	25

(a)	Gallup survey measured on a 1-7 scale; 6.4 = “best in class”.

(b)	Retail and small business.

SouthTrust Integration

	2005			2004	Cumulative Total	Goal	% of Goal Complete
(Dollars in millions)	Third Quarter	Second Quarter	First Quarter
Merger costs	$74	111	124	101	410	$700	59%
Position reductions	735	849	1,597	733	3,914	4,300	91
Branches consolidated	1	160	—	—	161	175-200	—%

Record segment earnings of $1 billion, up 2% and up 32% from 3Q04

•	Record revenue of $3.3 billion up 3% on strong fee income; up 24% from 3Q04 driven by the addition of SouthTrust

—	Net interest income up 1% and up 23% from 3Q04; up 3% from Combined 3Q04 on loan and deposit growth

—	Fees increased 11% and 26% from 3Q04, driven by improvement in interchange fees, mortgage-related fees and consumer DDA charges

•	Expenses increased 5% reflecting higher revenue-based incentives and corporate contributions; up 16% from 3Q04

—	Combined expenses down 2% from 3Q04 reflecting SouthTrust merger savings and focus on improving efficiency

•	Average loans up 1% driven by growth in consumer real estate-secured and commercial

—	Combined loans up 6% vs. 3Q04, with growth evenly split between commercial and consumer

•	Average core deposits up 1% on interest checking and CD growth

—	Combined core deposits up 6% vs. 3Q04; strength in interest checking and CDs

•	Sustained industry-leading customer satisfaction scores and record customer loyalty

•	Merger integration on track; final deposit conversion to be completed in 4Q05 with all integration activities finalized by January 2006

(See Appendix, pages 21 – 23 for further discussion of business unit results)

Page-10

Wachovia 3Q05 Quarterly Earnings Report

Capital Management

This segment includes Asset Management and Retail Brokerage Services.

Capital Management

Performance Summary

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04	Combined
(Dollars in millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter			3 Q 04	3 Q 05 vs 3 Q 04
Income statement data
Net interest income (Tax-equivalent)	$171	157	158	160	155	9%	10	$158	8%
Fee and other income	1,201	1,188	1,189	1,211	1,124	1	7	1,136	6
Intersegment revenue	(12)	(12)	(12)	(10)	(13)	—	8	(14)	(14)

Total revenue (Tax-equivalent)	1,360	1,333	1,335	1,361	1,266	2	7	1,280	6
Provision for credit losses	—	—	—	—	—	—	—	—	—
Noninterest expense	1,111	1,089	1,093	1,143	1,094	2	2	1,107	—
Income taxes (Tax-equivalent)	93	89	89	79	62	4	50	63	48

Segment earnings	$156	155	153	139	110	1%	42	$110	42%

Performance and other data
Economic profit	$117	117	115	99	74	—%	58
Risk adjusted return on capital (RAROC)	44.22%	44.82	43.93	38.75	33.27	—	—
Economic capital, average	$1,399	1,393	1,411	1,421	1,312	—	7
Cash overhead efficiency ratio (Tax-equivalent)	81.86%	81.57	81.91	84.03	86.39	—	—	86.51%	—%
Lending commitments	$184	176	148	119	107	5	72
Average loans, net	694	688	641	672	643	1	8	$643	8%
Average core deposits	$30,700	30,846	32,052	31,927	29,547	—	4	$30,024	2%
FTE employees	18,340	18,507	18,935	19,822	19,699	(1)%	(7)

Capital Management Key Metrics

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04
(Dollars in millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Separate account assets	$154,398	152,461	151,790	149,913	142,407	1%	8
Mutual fund assets	102,076	101,523	100,433	106,408	106,831	1	(4)

Total assets under management (a)	256,474	253,984	252,223	256,321	249,238	1	3
Securities lending	49,339	47,948	45,200	40,885	36,123	3	37

Total assets under management
and securities lending	$305,813	301,932	297,423	297,206	285,361	1	7

Gross fluctuating mutual fund sales	$3,107	2,946	3,717	3,048	2,830	5	10

Full-service financial advisors series 7	7,941	7,833	7,883	8,017	7,964	1	—
Financial center advisors series 6	2,493	2,456	2,451	2,502	2,594	2	(4)
Broker client assets	$683,100	655,600	644,700	652,500	615,900	4	11
Customer receivables including margin loans	$5,647	5,623	5,748	6,028	6,050	—	(7)
Traditional brokerage offices	702	699	693	688	708	—	(1)
Banking centers with brokerage services	2,071	2,136	2,207	2,237	1,834	(3)%	13

(a)	Includes $66 billion in assets managed for Wealth Management which are also reported in that segment.

Segment earnings of $156 million, up 1% and 42% from 3Q04

•	Total revenue increased 2% and 7% from 3Q04 largely reflecting growth in net interest income, commissions and managed account fees

—	Record brokerage managed account assets of $99.7 billion

—	Strong broker recruitment; net new hires of 108

•	Expenses increased 2% reflecting higher volume-based commissions, incentive compensation, and corporate contributions

•	AUM grew 1% as strength in fixed income and record equity assets were muted by money market outflows

(See Appendix, pages 24—25 for further discussion of business unit results)

Page-11

Wachovia 3Q05 Quarterly Earnings Report

Wealth Management

This segment includes Private Banking, Personal Trust, Investment Advisory Services, Charitable Services, Financial Planning, and Insurance Brokerage (property and casualty, and high net worth life).

Wealth Management

Performance Summary

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04	Combined
(Dollars in millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter			3 Q 04	3 Q 05 vs 3 Q 04
Income statement data
Net interest income (Tax-equivalent)	$147	143	140	137	129	3%	14	$136	8%
Fee and other income	191	183	146	149	143	4	34	148	29
Intersegment revenue	1	1	2	1	2	—	(50)	2	(50)

Total revenue (Tax-equivalent)	339	327	288	287	274	4	24	286	19
Provision for credit losses	6	—	(1)	—	(1)	—	—	—	—
Noninterest expense	235	220	190	200	191	7	23	197	19
Income taxes (Tax-equivalent)	35	40	36	31	31	(13)	13	33	6

Segment earnings	$63	67	63	56	53	(6)%	19	$56	13%

Performance and other data
Economic profit	$48	50	46	38	36	(4)%	33
Risk adjusted return on capital (RAROC)	47.41%	50.21	50.14	42.37	42.66	—	—
Economic capital, average	$528	512	472	484	447	3	18
Cash overhead efficiency ratio (Tax-equivalent)	68.99%	67.34	66.07	69.42	69.93	—	—	69.03%	—%
Lending commitments	$5,574	5,154	4,862	4,711	4,390	8	27
Average loans, net	14,180	13,595	12,849	12,052	11,204	4	27	$11,719	21%
Average core deposits	$13,224	13,198	13,259	12,858	12,171	—	9	$12,528	6%
FTE employees	4,660	4,693	3,878	3,911	3,671	(1)%	27

Wealth Management Key Metrics

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04
(Dollars in millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Investment assets under administration	$123,820	122,488	120,706	119,582	107,750	1%	15

Assets under management (a)	$65,642	64,907	64,606	64,673	58,692	1	12

Client relationships	45,381	50,409	55,721	56,522	52,543	(10)	(14)
Wealth Management advisors	971	962	1,004	987	951	1%	2

(a)	These assets are managed by and reported in Capital Management. Historical periods have been restated to reflect the transfer of assets from Wealth Management to other channels that best meet client needs.

Segment earnings of $63 million, down 6% linked quarter and up 19% from 3Q04

•	Record revenues of $339 million, up 4% and 24% from 3Q04

•	Net interest income rose 3% on loan growth of 4%; up 14% from 3Q04 including the impact of the SouthTrust merger

•	Fee and other income rose $8 million, or 4%, on stronger insurance commissions

—	Reflects the full quarter impact of the Palmer & Cay acquisition and higher trust and investment management fees

•	Provision rose to $6 million; however, overall credit quality of the portfolio remained stable

•	Expenses increased $15 million, or 7%, and 23% from 3Q04

—	Reflects higher personnel expenses driven by Palmer & Cay and increased corporate contributions

(See Appendix, page 26 for further discussion of business unit results)

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Wachovia 3Q05 Quarterly Earnings Report

Corporate and Investment Bank

This segment includes Corporate Lending, Investment Banking, and Treasury and International Trade Finance.

Corporate and Investment Bank

Performance Summary

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04	Combined
(Dollars in millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter			3 Q 04	3 Q 05 vs 3 Q 04
Income statement data
Net interest income (Tax-equivalent)	$549	522	590	620	587	5%	(6)	$592	(7)%
Fee and other income	1,011	789	979	684	786	28	29	793	27
Intersegment revenue	(45)	(39)	(34)	(38)	(33)	15	36	(33)	36

Total revenue (Tax-equivalent)	1,515	1,272	1,535	1,266	1,340	19	13	1,352	12
Provision for credit losses	(3)	(8)	(3)	4	(15)	(63)	(80)	(13)	—
Noninterest expense	809	711	733	659	682	14	19	689	17
Income taxes (Tax-equivalent)	263	212	299	222	247	24	6	249	6

Segment earnings	$446	357	506	381	426	25%	5	$427	4%

Performance and other data
Economic profit	$263	176	343	226	269	49%	(2)
Risk adjusted return on capital (RAROC)	29.63%	23.88	38.21	29.72	34.19	—	—
Economic capital, average	$5,603	5,486	5,112	4,806	4,603	2	22
Cash overhead efficiency ratio (Tax-equivalent)	53.39%	55.86	47.77	52.08	50.86	—	—	50.90%	—%
Lending commitments	$93,338	88,944	81,118	81,461	75,732	5	23
Average loans, net	38,783	37,872	36,819	35,227	32,854	2	18	$34,398	13%
Average core deposits	$24,797	22,495	20,912	21,009	18,597	10	33	$18,712	33%
FTE employees	4,799	4,845	4,623	4,723	4,548	(1)%	6

Corporate and Investment Bank

Sub-segment Revenue

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04
(In millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Investment Banking	$925	715	807	651	776	29%	19
Corporate Lending	348	322	485	361	322	8	8
Treasury and International Trade Finance	242	235	243	254	242	3	—

Total revenue (Tax-equivalent)	$1,515	1,272	1,535	1,266	1,340	19%	13

Memoranda
Total net trading revenue (Tax-equivalent)	$308	196	298	230	170	57%	81

Segment earnings of $446 million, up 25% from 2Q05 and 5% from 3Q04

•	Revenue of $1.5 billion increased 19% and 13% from 3Q04; up 12% from Combined 3Q04

—	Net interest income grew 5% on growth in trading assets, loans and deposits

—	Fee and other income increased 28% from 2Q05 on strength in principal investing and trading, high yield and investment grade originations and record M&A activity

•	Expenses increased 14% largely on higher revenue-based incentive costs

—	Increased 19% from 3Q04 reflecting higher revenue-based incentive and personnel costs associated with strategic hiring

—	FTEs up 251 from 3Q04

•	Average loans increased 2% linked quarter driven by growth in large corporate lending and international; average loans up 18% from 3Q04

(See Appendix, pages 27 – 29 for further discussion of business unit results)

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Wachovia 3Q05 Quarterly Earnings Report

Asset Quality

Asset Quality

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04
(In millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Nonperforming assets
Nonaccrual loans	$784	819	910	955	798	(4)%	(2)
Foreclosed properties	112	138	132	145	101	(19)	11

Total nonperforming assets	$896	957	1,042	1,100	899	(6)%	—

as % of loans, net and foreclosed properties	0.37%	0.42	0.46	0.49	0.51	—	—

Nonperforming assets in loans held for sale	$59	111	159	157	57	(47)%	4

Total nonperforming assets in loans and in loans held for sale	$955	1,068	1,201	1,257	956	(11)%	—

as % of loans, net, foreclosed properties and loans held for sale	0.37%	0.44	0.50	0.53	0.50	—	—

Allowance for credit losses (a)
Allowance for loan losses, beginning of period	$2,718	2,732	2,757	2,324	2,331	(1)%	17
Balance of acquired entity at purchase date	—	—	—	510	—	—	—
Net charge-offs	(59)	(51)	(46)	(115)	(65)	16	(9)
Allowance relating to loans transferred or sold	(26)	(11)	(13)	(51)	3	—	—
Provision for credit losses related to loans transferred or sold (b)	12	—	1	(6)	(8)	—	—
Provision for credit losses	74	48	33	95	63	54	17

Allowance for loan losses, end of period	2,719	2,718	2,732	2,757	2,324	—	17

Reserve for unfunded lending commitments, beginning of period	158	156	154	134	146	1	8
Provision for credit losses	(4)	2	2	20	(12)	—	(67)

Reserve for unfunded lending commitments, end of period	154	158	156	154	134	(3)	15

Allowance for credit losses	$2,873	2,876	2,888	2,911	2,458	—%	17

Allowance for loan losses
as % of loans, net	1.13%	1.18	1.20	1.23	1.33	—	—
as % of nonaccrual and restructured loans (c)	347	332	300	289	291	—	—
as % of nonperforming assets (c)	303	284	262	251	258	—	—
Allowance for credit losses
as % of loans, net	1.20%	1.25	1.27	1.30	1.41	—	—

Net charge-offs	$59	51	46	115	65	16%	(9)
Commercial, as % of average commercial	0.05%	0.03	0.00	0.20	0.05	—	—
Consumer, as % of average consumer loans	0.18	0.18	0.19	0.28	0.30	—	—
Total, as % of average loans, net	0.10%	0.09	0.08	0.23	0.15	—	—

Past due loans, 90 days and over, and nonaccrual loans (c)
Commercial, as a % of loans, net	0.43%	0.45	0.50	0.56	0.57	—	—
Consumer, as a % of loans, net	0.71%	0.77	0.80	0.80	0.89	—	—

(a)	The allowance for credit losses is the sum of the allowance for loan losses and the reserve for unfunded lending commitments.
(b)	The provision related to loans transferred or sold includes recovery of lower of cost or market losses.
(c)	These ratios do not include nonperforming assets included in loans held for sale.

Key Points

•	Total NPAs declined to a record low 37 bps

•	Provision expense of $82 million increased $32 million and included $12 million relating to loan sales; increased $39 million from 3Q04

•	Net charge-offs of $59 million, or 10 bps of average loans, increased $8 million

•	Allowance for loan losses totaled $2.7 billion, or 1.13% of net loans, reflecting high quality loan portfolio

—	Allowance for loan losses to nonaccrual loans increased to 347% vs. 332% in 2Q05

—	Unallocated portion of the allowance increased to $135 million from $90 million in 2Q05

(See Appendix, pages 31 - 33 for further detail)

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Wachovia 3Q05 Quarterly Earnings Report

2005 Full Year Outlook

Economic Assumptions for Full-Year 2005

	Jan 19 Estimate	Current
Real GDP Growth	3.30%	3.50%
Inflation (CPI)	2.80%	3.70%
Fed Funds (at DEC 2005)	3.25%	4.25%
10 Year Treasury Bond (at Dec 2005)	4.50%	4.50%
S&P 500 (at DEC 2005)	6.00%	YTD flat

Denotes update to outlook

(Versus “Combined” Full-Year 2004 Unless Otherwise Noted)

	“Combined” 2004 (1)	2005 Outlook
Net Interest Income (TE)	$13.6 billion	Expected % growth in low single digits

Net Interest Margin	3.42%	Expected to decline 15 - 20 bps; slight improvement expected 3Q05 to 4Q05

Fee Income	$11.4 billion	Anticipate % growth in high single digits

Noninterest Expense (2)	$15.4 billion	Expected % growth flat to down slightly

Reflects estimated $250 million and $250 million, respectively, of incremental expense savings relating to SouthTrust and retail brokerage integration, as well as approximately $150 million relating to our efficiency initiative

Minority Interest Expense (2)	$297 million	Expected 3.0 - 3.5% of pre-tax income (3)

Loans	$202,263 million	Expect low teens % growth

	$81,257 million	Consumer low-to-mid teens % growth

	$121,006 million	Commercial high single digits % growth

Net Charge-offs	19 bps	10-20 bps of average net loans range

Provision expected to be within this range

Effective Tax Rate	33.81%	Approximately 34.0 - 34.5 (tax-equivalent)

Leverage Ratio		Target > 6.00%

Dividend Payout Ratio		40%–50% of earnings (before merger-related and restructuring expenses, and other intangible amortization)

Excess Capital		Opportunistically repurchase shares; authorization for 124 million shares remaining

Financially attractive, shareholder friendly acquisitions

(1)	Represents “Combined” data, calculated as if Wachovia and SouthTrust had merged on 1/1/04. See Wachovia’s Current Report on Form 8-K dated 1/19/05 for further information
(2)	Before merger-related and restructuring expenses
(3)	Before minority interest expense

Page-15

Appendix

Wachovia 3Q05 Quarterly Earnings Report

Summary Operating Results

Business segment results are presented excluding (i) merger-related and restructuring expenses, (ii) deposit base intangible and other intangible amortization expense, and (iii) the cumulative effect of a change in accounting principle. This is the basis on which we manage and allocate capital to our business segments. We continuously assess assumptions, methodologies and reporting classifications to better reflect the true economics of our business segments.

We continuously update segment information for changes that occur in the management of our businesses. In 1Q05, we transferred certain insurance brokerage business lines to Wealth Management from Capital Management and have updated information for 2004 to reflect this change. The impact to segment earnings for full year 2004 as a result of this and other changes was a $7 million decrease in the General Bank, a $5 million decrease in Capital Management, a $7 million increase in Wealth Management, a $42 million decrease in the Corporate and Investment Bank and a $47 million increase in the Parent. Additionally, in 1Q05 we updated the presentation for all periods of sub-segment results for the Corporate and Investment Bank to be more consistent with the management of these business lines. Specifically, Loan Syndications was moved from Corporate Lending to Investment Banking and the formerly separate Principal Investing sub-segment was combined with Investment Banking. The impact to previously reported sub-segment earnings for full year 2004 was a reduction of $99 million for Corporate Lending and a net increase of $73 million for Investment Banking, including a $133 million loss from the Principal Investing sub-segment which was combined with the Investment Banking sub-segment.

In a rising rate environment, Wachovia benefits from a widening spread between deposit costs and wholesale funding costs. However, our funds transfer pricing (“FTP”) system, described below, credits this benefit to a deposit-providing business on a lagged basis. The effect of the FTP system results in rising charges to business units for funding to support predominantly floating rate assets. This benefit of higher rates earned on floating-rate assets and lagging rates on longer duration deposits is captured in the central money book in the Parent segment.

In order to remove interest rate risk from each core business segment, the management reporting model employs a FTP system. The FTP system matches the duration of the funding used by each segment to the duration of the assets and liabilities contained in each segment. Matching the duration, or the effective term until an instrument can be repriced, allocates interest income and/or interest expense to each segment so its resulting net interest income is insulated from interest rate risk.

As previously disclosed, the FASB has been discussing several matters relating to leveraged lease accounting and uncertain tax positions. On July 14, 2005, the FASB issued a proposed FASB Staff Position (FSP) that would amend SFAS 13 to provide that changes affecting the timing of cash flows but not the total net income under a leveraged lease will trigger a recalculation of the lease. The FASB has also issued a proposed FASB Interpretation, Uncertain Tax Positions, to clarify the criteria for recognition of income tax benefits in accordance with SFAS No. 109, Accounting for Income Taxes. Please see pages 24-25 of Exhibit 19 to Wachovia’s 2005 Second Quarter Report on Form 10-Q for a discussion of these FASB proposals.

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Wachovia 3Q05 Quarterly Earnings Report

Net Interest Income

(See Table on Page 6)

Net Interest Income Summary	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04	Combined
(In millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter			3 Q 04	3 Q 05 vs 3 Q 04
Average earning assets	$431,346	422,534	421,047	397,490	359,909	2%	20	$408,974	5%
Average interest-bearing liabilities	375,782	367,828	365,516	343,489	314,310	2	20	356,866	5

Interest income (Tax-equivalent)	6,113	5,755	5,514	5,029	4,364	6	40	4,965	23
Interest expense	2,657	2,344	2,040	1,672	1,336	13	99	1,514	75

Net interest income (Tax-equivalent)	$3,456	3,411	3,474	3,357	3,028	1%	14	$3,451	—%
Average rate earned	5.64%	5.46	5.27	5.05	4.84	—	—
Equivalent rate paid	2.44	2.23	1.96	1.68	1.48	—	—

Net interest margin	3.20%	3.23	3.31	3.37	3.36	—	—	3.37%	—

Net interest income of $3.5 billion increased $45 million on average earning asset growth and improved deposit spreads; rose $428 million from 3Q04 reflecting the addition of SouthTrust. Results were flat from Combined 3Q04 as deposit and loan growth was offset by margin compression resulting from a flatter yield curve.

Net interest margin declined 3 bps to 3.20%. The margin continued to benefit from deposit spread widening, which offset lower derivatives income and compressed spreads on securities. Unusually strong growth in our securitization pipelines produced warehouse growth funded with wholesale liabilities, accounting for the 3 bps reduction to the margin. Net interest margin declined 16 bps from 3Q04, driven by growth in structured products and mortgage warehouses, increased low-yielding trading assets, and lower income on derivatives, partially offset by wider deposit spreads.

In order to maintain our targeted interest rate risk profile, derivative positions are used to hedge the repricing risk inherent in balance sheet positions. The contribution of hedge-related derivatives, primarily on fixed rate liabilities and floating rate loans, offset effects on income from balance sheet positions. In 3Q05, net hedge-related derivative income contributed 8 bps to the net interest margin vs. 12 bps in 2Q05 and 30 bps in 3Q04.

Average trading assets increased 6% and 5% from 3Q04, primarily the result of increased structured products activity.

Average securities were flat linked quarter and grew $13.4 billion from 3Q04 reflecting the addition of SouthTrust. Average securities increased 2%, or $1.9 billion, from Combined 3Q04.

Average loans rose 2% and 36% from 3Q04. On a Combined basis, average loans rose 12%, or 4% excluding loan sales, purchases, and transfers. Average commercial loans were up 1%, with growth in large corporate and middle market commercial, and grew 37% from 3Q04. On a Combined basis, average commercial loans were up 8% on large corporate and middle-market commercial growth. Average consumer loans increased 4%, and grew 3% excluding net loan sales and activity in the investment mortgage portfolio. Additionally, net mortgage purchases of an average $2.6 billion replaced runoff of an average $1.6 billion in the investment mortgage portfolio. Consumer loans grew 34% from 3Q04. On a Combined basis, average consumer loans rose $14.3 billion driven by the 4Q04 transfer of $9.2 billion in prime equity lines from loans held for sale. Average loans held for sale increased $2.5 billion, reflecting growth in securitization warehouses and the 3Q05 transfer of $562 million of loans into the portfolio from held for sale. Additionally, we originated $7.5 billion of mortgages and delivered $4.1 billion to agencies in 3Q05.

Average other earning assets declined 1% on lower interest-bearing bank balances and federal funds sold. Total average earning assets grew $71.4 billion from 3Q04, primarily driven by the SouthTrust merger. Total average earning assets grew $22.4 million, or 5%, from Combined 3Q04, driven by a $23.7 billion increase in loans and $1.9 billion in securities.

Average core deposits increased $5.4 billion, or 2%, on $2.9 billion growth in consumer CDs as well as growth in money market and interest checking. Core deposits rose 20% from 3Q04. On a Combined basis, core deposits rose $20.1 billion driven by growth in low-cost core deposits. Average short-term borrowings were flat linked quarter and rose $7.1 billion from 3Q04 reflecting the SouthTrust merger; and on a Combined basis increased $3.0 billion. Average long-term debt declined 1%, or $326 million, and grew 20% from 3Q04. On a Combined basis increased $1.0 billion reflecting previous debt issuances.

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Wachovia 3Q05 Quarterly Earnings Report

The following tables provide additional detail on our consumer loans.

Average Consumer Loans—Total Corporation

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04	Combined
(In millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter			3 Q 04	3 Q 05 vs 3 Q 04
Mortgage	$33,398	30,842	30,479	28,705	26,299	8%	27
Home equity loans	29,345	28,095	27,533	26,725	25,061	4	17
Home equity lines	15,345	15,862	16,646	6,653	2,928	(3)	—
Student	11,267	10,995	11,003	10,560	10,145	2	11
Installment	3,405	3,359	3,384	3,380	3,211	1	6
Other consumer loans	3,563	3,533	4,427	3,905	4,048	1	(12)

Total consumer loans	$96,323	92,686	93,472	79,928	71,692	4%	34	$81,992	17%

Period-End On-Balance Sheet Consumer Loans In Loans, Securities and Loans Held for Sale	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04	Combined
(In millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter			3 Q 04	3 Q 05 vs 3 Q 04
On-balance sheet loan portfolio	$98,331	93,824	92,234	92,313	71,582	5%	37	$82,195	20%
Securitized loans included in securities	4,364	4,589	4,781	5,033	9,104	(5)	(52)	9,104	(52)
Loans held for sale	13,999	12,748	13,056	10,876	15,762	10	(11)	16,445	(15)

Total consumer loan assets	$116,694	111,161	110,071	108,222	96,448	5%	21	$107,744	8%

We hold consumer loans on our balance sheet in our consumer loan portfolio, in securitized form in our securities portfolio and in loans held for sale. On-balance sheet total period-end consumer loan assets of $116.7 billion increased 5% and rose 21% from 3Q04 driven by the addition of SouthTrust. On a Combined basis, consumer loan assets increased 8%.

We originated $7.5 billion of mortgages in 3Q05 and $21.3 billion since 3Q04. We delivered $4.1 billion of mortgages to agencies in 3Q05 and $13.1 billion since 3Q04. Combined originations were $22 billion and Combined deliveries were $13.4 billion since 3Q04. Residential loans serviced, including loans we originated, totaled $35.4 billion at 3Q05 vs. $26.4 billion at 2Q05 and $6.7 billion at 3Q04.

The following table provides additional period-end balance sheet data.

Period-End Balance Sheet Data	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04	Combined
(In millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter			3 Q 04	3 Q 05 vs 3 Q 04
Commercial loans, net	$141,063	136,115	134,696	131,196	102,524	4%	38	$129,107	9%
Consumer loans, net	98,670	94,172	92,570	92,644	71,980	5	37	82,562	20

Loans, net	239,733	230,287	227,266	223,840	174,504	4	37	211,669	13

Goodwill and other intangible assets
Goodwill	21,857	21,861	21,635	21,526	11,481	—	90	21,418	2
Deposit base	779	861	951	1,048	484	(10)	61	1,224	(36)
Customer relationships	416	427	387	443	372	(3)	12	372	12
Tradename	90	90	90	90	90	—	—	90	—
Total assets	532,381	511,840	506,833	493,324	436,698	4	22	500,222	6
Core deposits	287,732	275,281	273,883	274,588	237,315	5	21	265,164	9
Total deposits	320,439	299,910	297,657	295,053	252,981	7	27	290,202	10
Stockholders’ equity	$46,757	47,904	46,467	47,317	33,897	(2)%	38	$48,064	(3)%

Memoranda
Unrealized gains (Before income taxes) Securities, net	$121	1,491	509	1,762	1,989
Risk management derivative financial instruments, net	372	934	404	792	1,002

Unrealized gains, net (Before income taxes)	$493	2,425	913	2,554	2,991

Unrealized net securities gains declined to $121 million, down from $1.5 billion in 2Q05, due to the effect of higher rates.

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Wachovia 3Q05 Quarterly Earnings Report

Fee and Other Income

(See Table on Page 7)

Fee and other income of $3.2 billion increased $265 million, or 9%, from 2Q05, and increased 25% from 3Q04. Fees grew in all fee categories except securities gains (losses). Fees represented 48% of total revenue in 3Q05 and 47% in 2Q05. Fees increased 17% vs. Combined 3Q04.

Service charges increased 5% to $555 million on 9% growth in consumer DDA charges and 3% growth in commercial service charges. Service charges rose 11% from 3Q04 driven by the addition of SouthTrust. Service charges declined 2% from Combined 3Q04, largely reflecting higher earnings credit rates paid on commercial compensating DDA balances related to rising short-term rates. Consumer service charges grew 4% from Combined 3Q04.

Other banking fees of $385 million were up 8%, primarily related to higher mortgage banking income, increased interchange income and higher international trade finance income. Growth of 23% from 3Q04 was partially due to the addition of SouthTrust. Compared with Combined 3Q04 results, other banking fees increased 8% on higher interchange income and stronger mortgage banking income.

Commissions of $615 million were up 2% on slight improvement in retail brokerage activity and a full quarter of the Palmer & Cay acquisition, which closed on May 6, 2005. Commissions increased 8% from 3Q04. Compared with Combined 3Q04 results, commissions grew 7%, primarily due to the addition of Palmer & Cay as well as modest improvement in retail brokerage activity.

Fiduciary and asset management fees of $732 million increased 1% and were up 10% vs. 3Q04. On a Combined basis, fiduciary and asset management fees grew 8% vs. 3Q04 as strong growth in brokerage managed accounts was partially offset by the effect of lower money market mutual fund assets.

Advisory, underwriting and other investment banking fees of $294 million increased 14% from a strong 2Q05, on strong results in structured products, high yield, investment grade and record M&A activity, partially offset by lower fees in loan syndications versus a record 2Q05. Results were up 24% from 3Q04 largely on strength in structured products and M&A.

Trading account profits of $146 million increased $129 million from a very weak 2Q05, on stronger results in interest rate products as well as gains on economic hedges against non-trading assets (2Q05 included losses on such hedges). Trading account profits were up $206 million from 3Q04 losses, which reflected losses in interest rate products and on economic hedges.

Principal investing recorded net gains of $166 million, up $125 million from 2Q05, due to stronger gains in the direct portfolio as well as strong fund results. Results were down $35 million vs. 3Q04, which reflected strong direct gains.

Net securities gains were $29 million in 3Q05, including $65 million in impairment losses, versus 2Q05 net gains of $136 million, including $49 million in impairment losses. Results reflect $22 million of net gains in the investment portfolio and $7 million in net gains in the Corporate and Investment Bank. In 2Q05, we recorded $93 million of net gains in the investment portfolio and $42 million of net gains in the Corporate and Investment Bank. Net securities losses in 3Q04 were $71 million and included $18 million in impairment losses.

Other income of $320 million increased $8 million. Mortgage and home equity sale and securitization income of $64 million was up from $54 million in 2Q05. Affordable housing write-downs were $15 million in 3Q05 vs. $37 million in 2Q05. These positive variances were largely offset by the effect of a 2Q05 gain of $41 million on a structured products consumer loan transaction.

Other income increased $74 million vs. 3Q04 driven in part by the impact of the SouthTrust merger. Compared with Combined 3Q04, other income increased $40 million, largely reflecting a $25 million increase in securitization income and $11 million increase related to corporate investments.

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Wachovia 3Q05 Quarterly Earnings Report

Noninterest Expense

(See Table on Page 8)

Total noninterest expense increased 6% on higher salaries and employee benefits expense and sundry expense, and increased 9% vs. 3Q04 driven by the merger with SouthTrust. 3Q05 included $26 million in identified costs associated with our efficiency initiatives, vs. $16 million in 2Q05. Excluding the effect of merger-related and restructuring expenses and other intangible amortization, expenses were up 6%. Compared with Combined 3Q04 results, expenses were down 5%, and excluding the effect of merger-related and restructuring expenses and other intangible amortization, expenses were up 3% vs. 3Q04.

Salaries and employee benefits expense increased 7% vs. 2Q05 and 17% vs. 3Q04, reflecting higher revenue-based incentives expense and a full quarter’s effect of higher salaries related to annual merit increases. The year-over-year comparison also reflects the addition of SouthTrust. Sundry expense increased $67 million, reflecting $25 million in corporate contributions and the effect of a 2Q05 franchise tax settlement. Other intangible amortization of $101 million included $81 million in deposit base intangible amortization and $20 million in other intangible amortization.

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Wachovia 3Q05 Quarterly Earnings Report

General Bank

This segment consists of the Retail and Small Business, and Commercial operations.

(See Table on Page 10)

Retail and Small Business

This sub-segment includes Retail Banking, Small Business Banking, Wachovia Mortgage, Wachovia Home Equity, Educaid and other retail businesses.

Retail and Small Business

Performance Summary

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04	Combined
(In millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter			3 Q 04	3 Q 05 vs 3 Q 04
Income statement data
Net interest income (Tax-equivalent)	$1,680	1,660	1,622	1,562	1,392	1%	21	$1,600	5%
Fee and other income	657	586	572	564	499	12	32	609	8
Intersegment revenue	15	16	14	14	15	(6)	—	16	(6)

Total revenue (Tax-equivalent)	2,352	2,262	2,208	2,140	1,906	4	23	2,225	6
Provision for credit losses	54	58	53	67	56	(7)	(4)	59	(8)
Noninterest expense	1,273	1,226	1,233	1,219	1,077	4	18	1,285	(1)
Income taxes (Tax-equivalent)	376	359	339	310	280	5	34	319	18

Segment earnings	$649	619	583	544	493	5%	32	$562	15%

Performance and other data
Economic profit	$557	529	490	460	413	5%	35
Risk adjusted return on capital (RAROC)	77.49%	74.55	69.59	68.94	69.70	—	—
Economic capital, average	$3,328	3,336	3,388	3,158	2,804	—	19
Cash overhead efficiency ratio (Tax-equivalent)	54.13%	54.24	55.86	56.96	56.50	—	—	57.77%	—%
Average loans, net	$85,236	84,087	83,560	79,479	72,027	1	18	$80,667	6%
Average core deposits	$166,296	163,457	159,097	148,790	130,849	2%	27	$153,822	8%

Net interest income was up 1% linked quarter on 2% growth in average core deposits primarily driven by growth in interest checking and consumer CDs. Average loans outstanding increased 1% on strength in mortgage and home equity as well as student loans. Net interest income rose 21% from 3Q04, and loans and deposits grew 18% and 27%, respectively, largely reflecting the addition of SouthTrust. Compared with Combined 3Q04 results, net interest income increased 5%, driven by 8% growth in core deposits and 6% growth in loans in all categories except mortgage and installment.

Fee and other income grew 12% linked quarter driven by stronger consumer service charges, mortgage banking fees and interchange fees. Fee and other income rose 32% from 3Q04, largely reflecting the addition of SouthTrust. When compared with Combined 3Q04 results, fee and other income grew 8% on improvements across the board. Additionally, small business commercial service charges were lower due to customers’ compensating balances covering more fees due to higher earnings credit rates.

Mortgage-related fee and other income of $81 million increased 73% linked quarter and 138% from 3Q04. 3Q05 results included $29 million in net gains on mortgage deliveries and servicing sales compared with $6 million in 2Q05 and $8 million in 3Q04. 3Q05 results also included $6 million in impairment and increased amortization of mortgage services rights vs. $12 million in 2Q05. Compared with Combined results, mortgage-related income was up 48% from 3Q04, which included $13 million in net gains on mortgage deliveries and servicing sales.

Noninterest expense increased 4% linked quarter due to higher revenue based incentives, corporate contributions, efficiency initiative costs and de novo branching costs. Expenses rose 18% from 3Q04 largely reflecting the addition of SouthTrust. Compared with Combined 3Q04 results, expenses declined 1% largely reflecting merger-related efficiencies.

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Wachovia 3Q05 Quarterly Earnings Report

General Bank - Retail and Small Business Loan Production

Retail and Small Business

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04
(In millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Loan production
Mortgage	$7,501	5,890	4,298	3,635	3,320	27%	126
Home equity	9,053	8,408	7,849	7,083	7,612	8	19
Student	1,316	684	995	604	832	92	58
Installment	187	176	154	101	117	6	60
Other retail and small business	1,109	1,017	1,150	1,024	1,117	9	(1)

Total loan production	$19,166	16,175	14,446	12,447	12,998	18%	47

The above table does not include SouthTrust results for 2004. Loan production increased 18% linked quarter to $19.2 billion on stronger mortgage and home equity production as well as a seasonal increase in student lending and higher small business production.

Wachovia.com/SouthTrust.com

Wachovia.com/SouthTrust.com

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04
(In thousands)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Online product and service enrollments
Retail	9,375	8,831	8,569	8,063	7,842	6%	20
Wholesale	541	513	482	452	440	5	23

Total online product and service enrollments	9,916	9,344	9,051	8,515	8,282	6	20
Enrollments per quarter	614	507	474	305	906	21	(32)

Dollar value of transactions (In billions)	$28.8	25.3	29.6	25.3	21.9	14%	32

The above table does not include SouthTrust results for 2004.

Wachovia Contact Center

Wachovia Contact Center Metrics

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04
(In millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Customer calls to
Person	10.7	10.4	9.9	9.6	9.5	3%	13
Voice response unit	48.7	47.8	47.4	38.1	36.4	2	34

Total calls	59.4	58.2	57.3	47.7	45.9	2	29

% of calls handled in 30 seconds or less (Target 70%)	53%	65	68	75	78	—%	—

2005 represents combined company data, except for the last line. Data for 2004 is for Wachovia only.

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Wachovia 3Q05 Quarterly Earnings Report

Commercial

This sub-segment includes Business Banking, Middle-Market Commercial, Commercial Real Estate and Government Banking.

Commercial

Performance Summary

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04	Combined
(In millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter			3 Q 04	3 Q 05 vs 3 Q 04
Income statement data
Net interest income (Tax-equivalent)	$754	749	738	722	593	1%	27	$756	—%
Fee and other income	103	101	112	96	102	2	1	116	(11)
Intersegment revenue	41	33	29	33	28	24	46	28	46

Total revenue (Tax-equivalent)	898	883	879	851	723	2	24	900	—
Provision for credit losses	23	10	4	40	18	—	28	35	(34)
Noninterest expense	311	288	312	306	285	8	9	328	(5)
Income taxes (Tax-equivalent)	207	215	206	183	153	(4)	35	195	6

Segment earnings	$357	370	357	322	267	(4)%	34	$342	4%

Performance and other data
Economic profit	$218	226	209	208	179	(4)%	22
Risk adjusted return on capital (RAROC)	34.43%	35.90	34.10	36.14	41.63	—	—
Economic capital, average	$3,691	3,645	3,674	3,290	2,319	1	59
Cash overhead efficiency ratio (Tax-equivalent)	34.64%	32.61	35.44	35.94	39.41	—	—	36.45%	—%
Average loans, net	$78,565	77,687	75,873	67,499	52,660	1	49	$74,526	5%
Average core deposits	$42,422	42,357	42,676	42,831	39,339	—%	8	$42,315	—%

Net interest income was up 1% linked quarter on loan growth of 1% and growth in deposits driven by interest checking. Core deposits remained stable as the shift of money market balances to off-balance sheet alternatives stabilized. Net interest income rose 27% from 3Q04, and loans and deposits rose 49% and 8%, respectively, largely reflecting the addition of SouthTrust. Compared with Combined 3Q04 results, net interest income remained stable as loan growth of 5% was offset by decreasing loan spreads.

Fee and other income grew 2% linked quarter driven by seasonally higher service charges. Fee and other income increased 1% from 3Q04 and reflects the addition of SouthTrust offset somewhat by higher earnings credit rates applied to compensating balances. Compared with Combined 3Q04 results, fee and other income declined 11%, reflecting higher earnings credit rates.

Noninterest expense rose 8% vs. 2Q05 driven largely by higher legal costs, loan costs, efficiency initiative costs and corporate contributions. Noninterest expense rose 9% vs. 3Q04, largely reflecting the addition of SouthTrust. Compared with Combined 3Q04 results, noninterest expense declined 5%, largely the result of expense efficiencies related to the SouthTrust merger.

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Wachovia 3Q05 Quarterly Earnings Report

Capital Management

This segment includes Retail Brokerage Services and Asset Management.

(See Table on Page 11)

Retail Brokerage Services

Retail Brokerage Services

Performance Summary

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04
(In millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Income statement data
Net interest income (Tax-equivalent)	$157	144	147	147	144	9%	9
Fee and other income	939	925	926	945	873	2	8
Intersegment revenue	(10)	(12)	(11)	(9)	(12)	17	17

Total revenue (Tax-equivalent)	1,086	1,057	1,062	1,083	1,005	3	8
Provision for credit losses	—	—	—	—	—	—	—
Noninterest expense	887	875	881	920	880	1	1
Income taxes (Tax-equivalent)	75	66	67	60	44	14	70

Segment earnings	$124	116	114	103	81	7%	53

Performance and other data
Economic profit	$92	85	82	70	51	8%	80
Risk adjusted return on capital (RAROC)	42.55%	40.59	39.55	34.58	29.34	—	—
Economic capital, average	$1,156	1,154	1,169	1,183	1,086	—	6
Cash overhead efficiency ratio (Tax-equivalent)	81.92%	82.58	83.03	85.08	87.50	—	—
Average loans, net	$354	334	303	302	297	6	19
Average core deposits	$28,307	29,040	30,427	30,247	27,984	(3)%	1

Net interest income of $157 million increased 9% as improved deposit pricing more than offset a 3% decline in average core deposits. Net interest income grew 9% from 3Q04, with the year-over-year increase driven by improved deposit spreads and a 1% increase in average core deposits associated with the movement of money market fund balances to the FDIC-insured sweep product.

Fee and other income increased 2% linked quarter on higher commissions from retail transaction activity and higher recurring fees, including managed account fees. Fees grew 8% from 3Q04 on higher managed account fees, driven by managed account asset growth of 32% and higher commissions from retail transaction activity.

Noninterest expense increased 1% linked quarter on higher volume-based incentives and was up 1% year-over-year as higher volume-based incentives were partially offset by efficiencies achieved from the now-completed retail brokerage integration.

Retail Brokerage Transaction

The Retail Brokerage Services sub-segment results shown in the above table include 100% of the results of the Wachovia Securities retail brokerage transaction, which is the combination of Wachovia’s and Prudential Financial’s retail brokerage operations. The entity is a consolidated subsidiary of Wachovia Corporation for GAAP purposes. Wachovia Corporation owns 62% of Wachovia Securities retail brokerage and Prudential Financial, Inc. owns 38%. Prudential Financial’s minority interest is included in minority interest reported in the Parent (see page 30) and in Wachovia Corporation’s consolidated statements of income on a GAAP basis, which differs from our segment reporting as noted on pages 4 and 16. For the three months ended September 30, 2005, Prudential Financial’s pre-tax minority interest on a GAAP basis was $65 million.

The Retail Brokerage Services sub-segment results reported in the above table also include our Insurance Services business, as well as additional corporate allocations that are not included in the Wachovia Securities Financial Holdings results.

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Wachovia 3Q05 Quarterly Earnings Report

Asset Management

This sub-segment consists of the mutual fund business, customized investment advisory services, and Corporate and Institutional Trust Services.

Asset Management

Performance Summary

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04
(In millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Income statement data
Net interest income (Tax-equivalent)	$14	12	11	12	11	17%	27
Fee and other income	264	266	267	269	254	(1)	4
Intersegment revenue	(1)	—	(1)	—	(1)	—	—

Total revenue (Tax-equivalent)	277	278	277	281	264	—	5
Provision for credit losses	—	—	—	—	—	—	—
Noninterest expense	228	219	218	232	222	4	3
Income taxes (Tax-equivalent)	18	21	22	17	16	(14)	13

Segment earnings	$31	38	37	32	26	(18)%	19

Performance and other data
Economic profit	$24	31	31	25	20	(23)%	20
Risk adjusted return on capital (RAROC)	49.77%	62.84	62.01	52.41	46.17	—	—
Economic capital, average	$244	240	244	241	228	2	7
Cash overhead efficiency ratio (Tax-equivalent)	82.55%	78.62	78.68	82.34	84.19	—	—
Average loans, net	$340	354	338	370	346	(4)	(2)
Average core deposits	$2,393	1,806	1,625	1,680	1,563	33%	53

Net interest income of $14 million increased $2 million, or 17%, on a $587 million increase in Corporate and Institutional Trust’s average core deposits.

Fee and other income was down 1% linked quarter. Fee and other income increased 4% from 3Q04 on higher fees associated with 14% growth in equity assets under management and higher trust revenues.

Noninterest expense increased 4% linked quarter on higher personnel expenses and higher corporate contributions. Compared with 3Q04, expenses increased 3% on higher personnel expenses.

Mutual Funds

	2005						2004				3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04
	Third Quarter		Second Quarter		First Quarter		Fourth Quarter		Third Quarter
(In billions)	Amount	Fund Mix	Amount	Fund Mix	Amount	Fund Mix	Amount	Fund Mix	Amount	Fund Mix
Assets under management
Equity	$31	30%	$30	29%	$29	29%	$29	27%	$26	25%	3%	19
Fixed income	25	25	25	25	26	26	27	26	27	25	—	(7)
Money market	46	45	47	46	45	45	50	47	54	50	(2)	(15)

Total mutual fund assets	$102	100%	$102	100%	$100	100%	$106	100%	$107	100%	1%	(4)

Total Assets Under Management	2005						2004				3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04
	Third Quarter		Second Quarter		First Quarter		Fourth Quarter		Third Quarter
(In billions)	Amount	Mix	Amount	Mix	Amount	Mix	Amount	Mix	Amount	Mix
Assets under management
Equity	$83	32%	$80	31%	$79	32%	$81	32%	$73	29%	4%	14
Fixed income	114	45	111	44	114	45	112	44	111	45	3	3
Money market	59	23	63	25	59	23	63	24	65	26	(6)	(9)

Total assets under management	$256	100%	$254	100%	$252	100%	$256	100%	$249	100%	1	3
Securities lending	50	—	48	—	45	—	41	—	36	—	3	37

Total assets under management and securities lending	$306	—	$302	—	$297	—	$297	—	$285	—	1%	7

Total assets under management increased 1% as equity and fixed income inflows and higher market valuations were partially offset by institutional money market outflows.

Capital Management Eliminations

In addition to the above sub-segments, Capital Management results include eliminations among business units. Certain brokerage commissions earned on mutual fund sales by our brokerage sales force are eliminated and deferred in the consolidation of Capital Management reported results. In 3Q05, brokerage revenue and expense eliminations were a reduction of $3 million and $4 million, respectively.

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Wachovia 3Q05 Quarterly Earnings Report

Wealth Management

This segment includes Private Banking, Personal Trust, Investment Advisory Services, Charitable Services, Financial Planning and Insurance Brokerage (property and casualty, and high net worth life).

Wealth Management

Performance Summary

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04	Combined
(Dollars in millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter			3 Q 04	3 Q 05 vs 3 Q 04
Income statement data
Net interest income (Tax-equivalent)	$147	143	140	137	129	3%	14	$136	8%
Fee and other income	191	183	146	149	143	4	34	148	29
Intersegment revenue	1	1	2	1	2	—	(50)	2	(50)

Total revenue (Tax-equivalent)	339	327	288	287	274	4	24	286	19
Provision for credit losses	6	—	(1)	—	(1)	—	—	—	—
Noninterest expense	235	220	190	200	191	7	23	197	19
Income taxes (Tax-equivalent)	35	40	36	31	31	(13)	13	33	6

Segment earnings	$63	67	63	56	53	(6)%	19	$56	13%

Performance and other data
Economic profit	$48	50	46	38	36	(4)%	33
Risk adjusted return on capital (RAROC)	47.41%	50.21	50.14	42.37	42.66	—	—
Economic capital, average	$528	512	472	484	447	3	18
Cash overhead efficiency ratio (Tax-equivalent)	68.99%	67.34	66.07	69.42	69.93	—	—	69.03%	—%
Lending commitments	$5,574	5,154	4,862	4,711	4,390	8	27
Average loans, net	14,180	13,595	12,849	12,052	11,204	4	27	$11,719	21%
Average core deposits	$13,224	13,198	13,259	12,858	12,171	—	9	$12,528	6%
FTE employees	4,660	4,693	3,878	3,911	3,671	(1)%	27

Net interest income of $147 million rose 3%, driven by loan growth of 4% (commercial up 2% and consumer up 8%), and 14% vs. 3Q04 on strong loan growth of 27% and core deposit growth of 9%. Net interest income was up 8% from Combined 3Q04. Average loans grew 21% year-over-year on consumer and commercial loan growth, and average core deposits rose 6%.

Fee and other income of $191 million increased $8 million linked quarter, or 4%. This was largely due to improved insurance commissions reflecting a full quarter impact of the Palmer & Cay acquisition, and an increase in fiduciary and trust management fees of 3%. Fee and other income rose $48 million, or 34%, vs. 3Q04, largely due to the impact of the Palmer & Cay acquisition. When compared with Combined 3Q04 results, fee and other income was up 29% primarily due to the Palmer & Cay acquisition.

Noninterest expense was up 7%, or $15 million, and up 23% vs. 3Q04. Linked quarter increases were largely due to an additional month of Palmer & Cay personnel expenses. Segment overhead efficiency ratio increased 165 bps linked quarter and improved 94 bps year-over-year to 68.99%. When compared with Combined 3Q04 results, noninterest expense was up 19%, as the addition of Palmer & Cay expenses was partially offset by efficiencies.

Wealth Management Key Metrics

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04
(Dollars in millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Investment assets under administration	$123,820	122,488	120,706	119,582	107,750	1%	15

Assets under management (a)	$65,642	64,907	64,606	64,673	58,692	1	12

Client relationships	45,381	50,409	55,721	56,522	52,543	(10)	(14)
Wealth Management advisors	971	962	1,004	987	951	1%	2

(a)	These assets are managed by and reported in Capital Management. Historical periods have been restated to reflect the transfer of assets from Wealth Management to other channels that best meet client needs.

AUM were up 1% linked quarter and 12% year-over-year. The linked quarter comparison was in line with improved market performance, while year-over-year growth reflected sales momentum, stronger equity markets and the impact of acquisitions. Client relationships declined 10% linked quarter to 45,381 due to the continued transfer of certain client relationships to the General Bank offsetting growth in core wealth relationships.

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Wachovia 3Q05 Quarterly Earnings Report

Corporate and Investment Bank

This segment includes Corporate Lending, Investment Banking, and Treasury and International Trade Finance.

(See Table on Page 13)

Corporate Lending

This sub-segment includes Large Corporate Lending, and Leasing.

Corporate Lending

Performance Summary

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04
(In millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Income statement data
Net interest income (Tax-equivalent)	$218	219	235	232	217	—%	—
Fee and other income	124	98	244	122	99	27	25
Intersegment revenue	6	5	6	7	6	20	—

Total revenue (Tax-equivalent)	348	322	485	361	322	8	8
Provision for credit losses	(3)	(9)	(3)	4	(14)	(67)	(79)
Noninterest expense	112	104	108	108	107	8	5
Income taxes (Tax-equivalent)	91	88	142	93	86	3	6

Segment earnings	$148	139	238	156	143	6%	3

Performance and other data
Economic profit	$41	31	142	64	45	32%	(9)
Risk adjusted return on capital (RAROC)	16.14%	15.27	31.39	20.47	18.14	—	—
Economic capital, average	$3,109	2,997	2,814	2,691	2,501	4	24
Cash overhead efficiency ratio (Tax-equivalent)	32.14%	32.56	22.16	29.84	33.06	—	—
Average loans, net	$29,421	28,961	28,353	27,085	25,239	2	17
Average core deposits	$719	690	757	730	743	4%	(3)

Corporate Lending

Loans Outstanding

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04
(In millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Large corporate loans	$14,601	13,630	12,976	12,009	11,155	7%	31
Capital finance	14,820	15,331	15,377	15,076	14,084	(3)	5

Total loans outstanding	$29,421	28,961	28,353	27,085	25,239	2%	17

Net interest income remained flat as the benefit of deposit and loan growth was offset by decreases in the leasing portfolio. Average loans and leases were up 2% from 2Q05; increased 17% from 3Q04 driven by growth in large corporate and the addition of SouthTrust. Average core deposits increased 4% from 2Q05 largely relating to activity associated with one large relationship.

Fee and other income increased $26 million, or 27%, driven by improvement in economic hedge-related income from 2Q05 which reflected losses. Compared with 3Q04, fee and other income increased $25 million, driven by improvement in leasing revenue as well as economic hedge-related income. There were $3 million in gains on sales of loans and loans held for sale in 3Q05 vs. $9 million in 2Q05 and $3 million in 3Q04.

Noninterest expense increased 8% reflecting higher corporate contributions and a write-off on foreclosed property. Expenses increased 5% vs. 3Q04 reflecting higher personnel costs.

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Wachovia 3Q05 Quarterly Earnings Report

Investment Banking

This sub-segment includes Equity Capital Markets, M&A, Equity-Linked Products, Fixed Income Division, Loan Syndications and Principal Investing. See page 16 for an explanation of changes to this sub-segment and the restatement of historical results.

Investment Banking

Performance Summary

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04
(In millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Income statement data
Net interest income (Tax-equivalent)	$245	217	265	291	283	13%	(13)
Fee and other income	702	514	552	376	505	37	39
Intersegment revenue	(22)	(16)	(10)	(16)	(12)	(38)	83

Total revenue (Tax-equivalent)	925	715	807	651	776	29	19
Provision for credit losses	—	1	—	—	(1)	—	—
Noninterest expense	533	441	465	389	401	21	33
Income taxes (Tax-equivalent)	144	98	127	95	138	47	4

Segment earnings	$248	175	215	167	238	42%	4

Performance and other data
Economic profit	$182	112	156	113	188	63%	(3)
Risk adjusted return on capital (RAROC)	44.14%	31.30	42.32	35.30	51.50	—	—
Economic capital, average	$2,192	2,189	2,029	1,851	1,842	—	19
Cash overhead efficiency ratio (Tax-equivalent)	57.68%	61.38	57.85	59.66	51.84	—	—
Average loans, net	$3,770	3,702	3,299	2,925	2,410	2	56
Average core deposits	$8,829	7,634	6,788	6,558	5,939	16%	49

Net interest income increased 13%, or $28 million, driven by growth in trading assets, and higher mortgage servicing deposits; declined 13% from 3Q04 due to reduced spreads on trading assets driven by a change in the mix of assets.

Fee and other income increased $188 million, or 37%, due to strong principal investing and improved trading results as well as strength in structured products, high yield, investment grade and record M&A results. Principal investing net gains were $166 million vs. $41 million in 2Q05 and $201 million in 3Q04. Trading profits of $118 million increased $89 million from 2Q05 results, which included losses in credit, global rate and structured products. Investment Banking total trading revenue was $308 million for the quarter, up $112 million from 2Q05. Net securities gains were $7 million in 3Q05 vs. $41 million in 2Q05 and $6 million in 3Q04. 2Q05 also included a structured products consumer loan transaction gain of $41 million. Fee and other income increased $197 million, or 39%, from 3Q04 driven by $161 million improvement in trading profits and strength in M&A, structured products and equities somewhat offset by lower loan syndications and principal investing results.

Noninterest expense increased 21% on higher revenue-based incentives and rose 33% from 3Q04 on higher personnel costs largely due to higher revenue-based incentives and increased strategic hiring in key positions.

Investment Banking

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04
(In millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Total revenue
Fixed income global rate products	$128	128	137	122	94	—%	36
Fixed income credit products (Excluding loan portfolio)	101	87	127	119	168	16	(40)
Fixed income structured products/other	393	365	392	265	206	8	91

Total fixed income	622	580	656	506	468	7	33
Principal investing	160	38	60	3	199	—	(20)
Total equities/M&A/other	143	97	91	142	109	47	31

Total revenue	925	715	807	651	776	29	19

Trading-related revenue
Net interest income (Tax-equivalent)	124	94	132	164	156	32	(21)
Trading account profits (losses)	118	29	99	(7)	(43)	—	—
Other fee income	66	73	67	73	57	(10)	16

Total net trading-related revenue (Tax-equivalent)	308	196	298	230	170	57	81

Principal investing balances
Direct investments	790	790	736	704	767	—	3
Fund investments	770	784	806	787	816	(2)	(6)

Total principal investing balances	$1,560	1,574	1,542	1,491	1,583	(1)%	(1)

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Wachovia 3Q05 Quarterly Earnings Report

Treasury and International Trade Finance

This sub-segment includes Treasury Services, International Correspondent Banking and Trade Finance.

Treasury and International Trade Finance

Performance Summary

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04
(In millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Income statement data
Net interest income (Tax-equivalent)	$86	86	90	97	87	—%	(1)
Fee and other income	185	177	183	186	182	5	2
Intersegment revenue	(29)	(28)	(30)	(29)	(27)	4	7

Total revenue (Tax-equivalent)	242	235	243	254	242	3	—
Provision for credit losses	—	—	—	—	—	—	—
Noninterest expense	164	166	160	162	174	(1)	(6)
Income taxes (Tax-equivalent)	28	26	30	34	23	8	22

Segment earnings	$50	43	53	58	45	16%	11

Performance and other data
Economic profit	$40	33	45	49	36	21%	11
Risk adjusted return on capital (RAROC)	63.18%	55.82	78.49	84.95	65.91	—	—
Economic capital, average	$302	300	269	264	260	1	16
Cash overhead efficiency ratio (Tax-equivalent)	67.61%	70.89	65.49	64.21	71.29	—	—
Average loans, net	$5,592	5,209	5,167	5,217	5,205	7	7
Average core deposits	$15,249	14,171	13,367	13,721	11,915	8%	28

Net interest income was flat as 7% loan growth and 8% core deposit growth was offset by spread compression. Net interest income declined 1% from 3Q04 levels despite 7% loan growth and 28% core deposit growth.

Fee and other income increased 5% from 2Q05 due to seasonality in International Trade Finance revenue as well as a gain on the sale of an embassy banking unit which has approximately $700 million in associated deposits; increased 2% from 3Q04.

Noninterest expense decreased 1% from 2Q05 due to the benefit of ongoing efficiency initiatives.

The Treasury Services business is managed in the Corporate and Investment Bank. Product revenues and earnings are also realized in other business lines within the company, including the General Bank and Wealth Management. Total treasury services product revenues for the company were $593 million in 3Q05 vs. $580 million in 2Q05 and $598 million in 3Q04.

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Wachovia 3Q05 Quarterly Earnings Report

Parent

This sub-segment includes the central money book, investment portfolio, some consumer real estate and mortgage assets, minority interest in consolidated subsidiaries, businesses being wound down or divested, other intangibles amortization and eliminations.

Parent

Performance Summary

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04
(Dollars in millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Income statement data
Net interest income (Tax-equivalent)	$155	180	226	156	172	(14)%	(10)
Fee and other income	79	130	(3)	100	(53)	(39)	—
Intersegment revenue	—	1	1	—	1	—	—

Total revenue (Tax-equivalent)	234	311	224	256	120	(25)	95
Provision for credit losses	2	(10)	(17)	(2)	(15)	—	—
Noninterest expense	182	164	250	191	215	11	(15)
Minority interest	105	85	74	83	65	24	62
Income taxes (Tax-equivalent)	(100)	(58)	(73)	(75)	(114)	72	(12)

Segment earnings (loss)	$45	130	(10)	59	(31)	(65)%	—

Performance and other data
Economic profit	$34	115	(21)	56	(50)	(70)%	—
Risk adjusted return on capital (RAROC)	16.06%	29.89	7.64	20.49	2.55	—	—
Economic capital, average	$2,529	2,436	2,421	2,301	2,253	4	12
Cash overhead efficiency ratio (Tax-equivalent)	35.05%	17.88	60.27	29.96	96.32	—	—
Lending commitments	$433	430	398	408	319	1	36
Average loans, net	11,502	9,952	11,433	1,598	(836)	16	—
Average core deposits	$3,309	2,985	3,099	3,212	2,486	11	33
FTE employees	23,499	23,874	23,970	24,170	22,066	(2)%	6

Net interest income declined $25 million from 2Q05 and $17 million from 3Q04. Results reflect the liability sensitive positioning of our investment portfolio and wholesale funding operations, which serve to hedge our asset sensitive core business activities. The benefits to the Parent of wider funds transfer pricing spreads (see page 16 for description) was offset by compression of spreads in the funding of the investment portfolio as well as lower contribution from hedge-related derivatives. Compared with Combined 3Q04, net interest income decreased $54 million.

Fee and other income decreased $51 million from 2Q05 and increased $132 million vs. 3Q04. Compared with 2Q05, net securities gains were $21 million vs. gains of $93 million. Securitization income was a net $17 million of gains down from a net $33 million of gains in 2Q05, reflecting lower deal volume. Income from corporate investments declined $6 million. These negative variances were partially offset by improved trading, with gains of $5 million vs. $11 million in losses in 2Q05. We recorded a $6 million gain associated with equity collars on our stock versus a $5 million loss in 2Q05. Additionally, affordable housing tax credit eliminations were down $22 million. (Affordable housing results are recorded in Corporate and Investment Bank fee and other income net of the related tax benefit; this tax benefit is eliminated for consolidated reporting purposes in Parent fee and other income.)

The primary reasons for the improvement in fee income from 3Q04 were a $99 million increase in net securities gains and a $34 million increase in trading profits, as each category had losses in 3Q04. On a Combined basis, fee and other income increased $117 million from 3Q04.

Noninterest expense increased $18 million primarily due to higher loan costs, and decreased $33 million vs. 3Q04 due to lower legal costs and the addition of SouthTrust. On a Combined basis, noninterest expense declined $68 million from Combined 3Q04, primarily related to lower legal expense.

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Wachovia 3Q05 Quarterly Earnings Report

Asset Quality

(See Table on Page 14)

Net charge-offs in the loan portfolio of $59 million increased $8 million from 2Q05 and declined $6 million from 3Q04. As a percentage of average net loans, annualized net charge-offs were 0.10% in 3Q05 compared with 0.09% in 2Q05 and 0.15% in 3Q04. Gross charge-offs of $123 million represented 0.21% of average loans, offset by $64 million in recoveries.

Provision for credit losses totaled $82 million, and included provision for loan losses of $74 million and provision related to loans sold of $12 million, partially offset by a benefit in credit losses on unfunded lending commitments of $4 million.

Allowance For Credit Losses

Allowance for Credit Losses

	2005
	Third Quarter		Second Quarter		First Quarter
(In millions)	Amount	As a % of loans, net	Amount	As a % of loans, net	Amount	As a % of loans, net
Allowance for loan losses
Commercial	$1,871	1.33%	$1,883	1.38%	$1,910	1.42%
Consumer	713	0.72	746	0.79	732	0.79
Unallocated	135	—	90	—	90	—

Total	2,719	1.13	2,718	1.18	2,732	1.20
Reserve for unfunded lending commitments
Commercial	154	—	158	—	156	—

Allowance for credit losses	$2,873	1.20%	$2,876	1.25%	$2,888	1.27%

Memoranda
Total commercial (including reserve for unfunded lending commitments)	$2,025	1.44%	$2,041	1.50%	$2,066	1.53%

Allowance for credit losses was $2.9 billion, down $3 million from 2Q05, reflecting continued strong credit quality and the sale of $215 million of commercial loans which included $14 million of associated allowance. Allowance for loan losses as a percentage of loans of 1.13% and allowance for credit losses of 1.20% each decreased 5 bps. The reserve for unfunded lending commitments, which includes unfunded loans and standby letters of credit, was $154 million. The unallocated portion of the allowance increased to $135 million from $90 million in 2Q05 and $115 million in 3Q04 partially due to the impact of recent hurricanes, the full effect of which is currently under review.

The allowance for loan losses to nonperforming loans ratio of 347% was up from 332% in 2Q05 and from 291% in 3Q04. Allowance for loan losses to nonperforming assets (excluding NPAs in loans held for sale) increased to 303% vs. 284% in 2Q05 and 258% in 3Q04.

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Wachovia 3Q05 Quarterly Earnings Report

Nonperforming Loans

Nonperforming Loans (a)

	2005			2004		3 Q 05 vs 2 Q 05	3 Q 05 vs 3 Q 04
(In millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Balance, beginning of period	$819	910	955	798	863	(10)%	(5)

Commercial nonaccrual loan activity
Commercial nonaccrual loans, beginning of period	585	658	712	576	643	(11)	(9)
Balance of acquired entity at purchase date	—	—	—	321	—	—	—
New nonaccrual loans and advances	229	195	210	149	143	17	60
Charge-offs	(52)	(35)	(27)	(86)	(53)	49	(2)
Transfers (to) from loans held for sale	—	—	(25)	(121)	—	—	—
Transfers (to) from other real estate owned	(1)	(25)	—	—	(1)	(96)	—
Sales	(93)	(83)	(46)	(24)	(19)	12	—
Other, principally payments	(103)	(125)	(166)	(103)	(137)	(18)	(25)

Net commercial nonaccrual loan activity	(20)	(73)	(54)	(185)	(67)	(73)	(70)

Commercial nonaccrual loans, end of period	565	585	658	712	576	(3)	(2)

Consumer nonaccrual loan activity
Consumer nonaccrual loans, beginning of period	234	252	243	222	220	(7)	6
Balance of acquired entity at purchase date	—	—	—	21	—	—	—

New nonaccrual loans, advances and other, net	(15)	(18)	9	4	2	(17)	—
Transfers (to) from loans held for sale	—	—	—	(4)	—	—	—
Sales and securitizations	—	—	—	—	—	—	—

Net consumer nonaccrual loan activity	(15)	(18)	9	—	2	(17)	—

Consumer nonaccrual loans, end of period	219	234	252	243	222	(6)	(1)

Balance, end of period	$784	819	910	955	798	(4)%	(2)

(a)	Excludes nonperforming loans included in loans held for sale, which at September 30, June 30, and March 31, 2005, and at December 31, and September 30, 2004, were $59 million, $111 million, $159 million, $157 million and $57 million, respectively.

Nonperforming loans in the loan portfolio of $784 million decreased $35 million or 4% vs. 2Q05, reflecting $93 million in sales and continued strong credit quality, and decreased 2% from 3Q04 despite the addition of SouthTrust. Total nonperforming assets, including loans held for sale of $955 million, decreased $113 million, or 11%, from 2Q05 and were consistent with 3Q04, reflecting the merger with SouthTrust offset by improving credit quality.

New commercial nonaccrual inflows were $229 million, up $34 million from 2Q05. Commercial nonaccruals were $565 million, down 3% from 2Q05 and down 2% from 3Q04 despite the addition of SouthTrust. In 3Q05, $93 million in nonperforming commercial loans were sold directly out of the loan portfolio. Consumer nonaccruals were $219 million, down 6% from 2Q05 and 1% vs. 3Q04, driven by improving credit quality, particularly in consumer real estate-secured.

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Wachovia 3Q05 Quarterly Earnings Report

Loans Held For Sale

Loans Held for Sale

	2005			2004
(In millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Balance, beginning of period	$14,531	14,173	12,988	17,755	16,257

Core business activity
Core business activity, beginning of period	14,447	13,715	12,293	17,720	16,200
Balance of acquired entity at purchase date	—	—	—	653	—
Originations/purchases	15,157	10,577	7,692	12,941	8,108
Transfers to (from) loans held for sale, net	(562)	(583)	462	(8,968)	(190)
Lower of cost or market value adjustments	—	(1)	1	(1)	(1)
Performing loans sold or securitized	(8,604)	(6,999)	(5,109)	(7,033)	(4,142)
Nonperforming loans sold	—	—	—	—	—
Other, principally payments	(2,424)	(2,262)	(1,624)	(3,019)	(2,255)

Core business activity, end of period	18,014	14,447	13,715	12,293	17,720

Portfolio management activity
Portfolio management activity, beginning of period	84	458	695	35	57
Transfers to (from) loans held for sale, net
Performing loans	1	(15)	96	602	12
Nonperforming loans	—	—	25	125	—
Lower of cost or market value adjustments	—	—	—	—	1
Performing loans sold	(19)	(297)	(295)	(12)	(21)
Nonperforming loans sold	(37)	(13)	(6)	—	(6)
Allowance for loan losses related to loans transferred to loans held for sale	—	—	(5)	(51)	—
Other, principally payments	(5)	(49)	(52)	(4)	(8)

Portfolio management activity, end of period	24	84	458	695	35

Balance, end of period (a)	$18,038	14,531	14,173	12,988	17,755

(a)	Nonperforming assets included in loans held for sale at September 30, June 30, and March 31, 2005, and at December 31, and September 30, 2004, were $59 million, $111 million, $159 million, $157 million and $57 million, respectively.

Core Business Activity

In 3Q05, a net $15.2 billion of loans were originated or purchased for sale representing core business activity. We sold or securitized a total of $8.6 billion of loans out of loans held for sale. During the quarter, we transferred a net $562 billion of performing loans to the portfolio, primarily consumer real estate-secured.

Portfolio Management Activity

During the quarter, we sold $19 million in performing commercial loans and $37 million in nonperforming commercial loans from loans held for sale.

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Wachovia 3Q05 Quarterly Earnings Report

Merger Integration Update

Estimated Merger Expenses

In connection with the SouthTrust merger, which closed on November 1, 2004, we began recording certain merger-related and restructuring expenses in our income statement, as well as preliminary purchase accounting adjustments to record SouthTrust’s assets and liabilities at their respective fair values as of November 1, 2004, and certain exit costs related to SouthTrust’s businesses. As of September 30, 2005, net merger-related and restructuring expenses were $211 million, and exit cost purchase accounting adjustments were $199 million.

The following table indicates our progress compared with the estimated merger expenses for the SouthTrust merger transaction.

SouthTrust Transaction

One-time Costs

(In millions)	Net Merger- Related and Restructuring Expenses	Exit Cost Purchase Accounting Adjustments (a)	Total
Total estimated expenses	$253	447	700

Actual expenses
2004	41	60	101
First quarter 2005	33	91	124
Second quarter 2005	55	56	111
Third quarter 2005	82	(8)	74

Total actual expenses	$211	199	410

(a)	These adjustments represent incremental costs related to combining the two companies and are specifically attributable to SouthTrust’s contributed business. Examples include employee termination costs, employee relocation costs, contract cancellations including leases and closing redundant SouthTrust acquired facilities. These adjustments are reflected in goodwill and are not charges against income. Depending upon the timing of integration actions, certain items projected to be recorded as exit cost purchase accounting adjustments may be recorded as net merger-related and restructuring expenses.

The total one-time costs for this transaction is the sum of total merger-related and restructuring expenses as reported in the following Merger-Related and Restructuring Expenses table and Total pre-tax exit cost purchase accounting adjustments (one-time costs) as detailed in the Goodwill and Other Intangibles table on the following pages.

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Wachovia 3Q05 Quarterly Earnings Report

During the quarter, we recorded one-time costs of $74 million related to the SouthTrust merger for a cumulative total of $410 million.

Merger-Related and Restructuring Expenses

(Income Statement Impact)

	2005			2004
(In millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
SouthTrust merger-related and restructuring expenses
Personnel and employee termination benefits	$4	7	7	24	—
Occupancy and equipment	40	7	2	—	—
Advertising	8	5	1	—	—
Contract cancellations and system conversions	20	26	15	10	—
Other	10	10	8	7	—

Total SouthTrust merger-related and restructuring expenses	82	55	33	41	—

Wachovia Securities retail brokerage transaction merger-related and restructuring expenses
Personnel and employee termination benefits	—	4	—	18	49
Occupancy and equipment	—	—	—	10	10
Advertising	—	—	—	(1)	1
Contract cancellations and system conversions	—	25	23	44	30
Other	—	6	5	8	9

Total Wachovia Securities retail brokerage transaction merger-related and restructuring expenses	—	35	28	79	99

First Union/Wachovia merger-related and restructuring expenses-Final
Personnel and employee termination benefits	—	—	—	(2)	2
Occupancy and equipment	—	—	—	(2)	13
Advertising	—	—	—	—	—
Contract cancellations and system conversions	—	—	—	—	9
Other	—	—	—	—	4

Total First Union/Wachovia merger-related and restructuring expenses - Final	—	—	—	(4)	28

Other merger-related and restructuring expenses (reversals), net	1	—	—	—	—

Net merger-related and restructuring expenses	83	90	61	116	127

Prudential Financial’s 38 percent of shared Wachovia/Prudential Financial retail brokerage merger-related and restructuring expenses (Minority interest)	—	(14)	(11)	(30)	(37)
Income taxes (benefits)	(32)	(28)	(19)	(33)	(35)

After-tax net merger-related and restructuring expenses	$51	48	31	53	55

Merger-Related And Restructuring Expenses

In 3Q05, we recorded $82 million in net merger-related and restructuring expenses related to the SouthTrust integration. This was largely composed of occupancy and equipment charges associated with the closing of certain SouthTrust branches and offices.

Goodwill and Other Intangibles

Under purchase accounting, the assets and liabilities of SouthTrust are recorded at their respective fair values as of November 1, 2004, as if they had been purchased in the open market. The purchase accounting adjustments associated with SouthTrust’s assets and liabilities are preliminary in nature and are subject to further refinement. The premiums and discounts that resulted from the purchase accounting adjustments to financial instruments are accreted/amortized into income/expense over the estimated term of the respective assets and liabilities, similar to the purchase of a bond at a premium or discount. This results in a market yield in the income statement for those assets and liabilities. Assuming a stable market environment from the date of purchase, we would expect that as these assets and liabilities mature, they could generally be replaced with instruments of similar yields.

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Wachovia 3Q05 Quarterly Earnings Report

Goodwill and Other Intangibles Created by the SouthTrust Transaction – Preliminary

	2005			2004
(In millions)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter
Purchase price less former SouthTrust ending tangible stockholders’ equity as of November 1, 2004	$10,048	10,048	10,048	10,048

Fair value purchase accounting adjustments (a)
Financial assets	(99)	(90)	(96)	(69)
Premises and equipment	110	108	98	98
Employee benefit plans	98	98	98	99
Financial liabilities	270	270	270	275
Other	37	28	31	27
Income taxes	(75)	(74)	(91)	(163)

Total fair value purchase accounting adjustments	341	340	310	267

Exit cost purchase accounting adjustments (b)
Personnel and employee termination benefits	215	212	202	168
Occupancy and equipment	61	80	48	—
Contract cancellations	23	16	3	—
Regulatory mandated branch sales	(131)	(131)	(131)	(129)
Other	31	30	29	21

Total pre-tax exit costs	199	207	151	60
Income taxes	(32)	(35)	(15)	17

Total after-tax exit cost purchase accounting adjustments (One-time costs)	167	172	136	77

Total purchase intangibles	10,556	10,560	10,494	10,392
Core deposit base and customer relationship intangibles (Net of income taxes)	452	452	455	455

Preliminary goodwill	$10,104	10,108	10,039	9,937

(a)	These adjustments represent fair value adjustments in compliance with purchase accounting standards and adjust assets and liabilities of the former SouthTrust to their fair values as of November 1, 2004.
(b)	These adjustments represent incremental costs relating to combining the two companies and are specifically attributable to those businesses of the former SouthTrust.

The preliminary fair value purchase accounting adjustments relating to SouthTrust were $341 million. These adjustments are preliminary and subject to further refinement.

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Wachovia 3Q05 Quarterly Earnings Report

E xplanation of Our Use of Certain Non-GAAP Financial Measures

In addition to results presented in accordance with GAAP, this quarterly earnings report includes certain non-GAAP financial measures, including those presented on pages 3 and 5 under the captions “Earnings Reconciliation”, and “Other Financial Measures”, each with the sub-headings – “Earnings excluding merger-related and restructuring expenses” and — “Earnings excluding merger-related and restructuring expenses, and other intangible amortization”, and which are reconciled to GAAP financial measures on pages 38-41. In addition, in this quarterly earnings report certain designated net interest income amounts are presented on a tax-equivalent basis, including the calculation of the overhead efficiency ratio.

Wachovia believes these non-GAAP financial measures provide information useful to investors in understanding the underlying operational performance of the company, its business and performance trends and facilitates comparisons with the performance of others in the financial services industry. Specifically, Wachovia believes the exclusion of merger-related and restructuring expenses permits evaluation and a comparison of results for on-going business operations, and it is on this basis that Wachovia’s management internally assesses the company’s performance. Those non-operating items are excluded from Wachovia’s segment measures used internally to evaluate segment performance in accordance with GAAP because management does not consider them particularly relevant or useful in evaluating the operating performance of our business segments. In addition, because of the significant amount of deposit base intangible amortization, Wachovia believes the exclusion of this expense provides investors with consistent and meaningful comparisons to other financial services firms. Wachovia’s management makes recommendations to its board of directors about dividend payments based on reported earnings excluding merger-related and restructuring expenses, other intangible amortization and the cumulative effect of a change in accounting principle, and has communicated certain dividend payout ratio goals to investors on this basis. Management believes this payout ratio is useful to investors because it provides investors with a better understanding of and permits investors to monitor Wachovia’s dividend payout policy. Wachovia also believes the presentation of net interest income on a tax-equivalent basis ensures comparability of net interest income arising from both taxable and tax-exempt sources and is consistent with industry standards. Wachovia operates one of the largest retail brokerage businesses in our industry, and we have presented an overhead efficiency ratio excluding these brokerage services, which management believes is useful to investors in comparing the performance of our banking business with other banking companies.

Although Wachovia believes the above non-GAAP financial measures enhance investors’ understanding of our business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP basis financial measures.

See also page 43 for a discussion of the presentation of “Supplemental Illustrative Combined” financial information.

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Wachovia 3Q05 Quarterly Earnings Report

Reconciliation Of Certain Non-GAAP Financial Measures

Reconciliation of Certain Non-GAAP Financial Measures

		2005			2004
(In millions)	*	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Net income
Net income (GAAP)	A	$1,665	1,650	1,621	1,448	1,263
After tax merger-related and restructuring expenses (GAAP)		51	48	31	53	55
Net income, excluding after tax merger-related and restructuring expenses	B	1,716	1,698	1,652	1,501	1,318
After tax other intangible amortization (GAAP)		63	69	72	74	62

Net income, excluding after tax merger-related and restructuring expenses, and other intangible amortization	C	$1,779	1,767	1,724	1,575	1,380

Return on average common stockholders’ equity
Average common stockholders’ equity (GAAP)	D	$47,328	47,114	47,231	42,644	33,246
Merger-related and restructuring expenses (GAAP)		96	52	11	169	116

Average common stockholders’ equity, excluding merger-related and restructuring expenses	E	47,424	47,166	47,242	42,813	33,362
Average intangible assets (GAAP)	F	(23,195)	(23,148)	(23,020)	(19,257)	(12,473)

Average common stockholders’ equity, excluding merger-related and restructuring expenses, and other intangible amortization	G	$24,229	24,018	24,222	23,556	20,889

Return on average common stockholders’ equity
GAAP	A/D	13.95%	14.04	13.92	13.50	15.12
Excluding merger-related and restructuring expenses	B/E	14.36	14.43	14.19	13.95	15.72
Return on average tangible common stockholders’ equity
GAAP	A/D+F	27.36	27.61	27.16	24.62	24.20
Excluding merger-related and restructuring expenses, and other intangible amortization	C/G	29.14%	29.50	28.86	26.59	26.28

Table continued on next page.

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Wachovia 3Q05 Quarterly Earnings Report

Reconciliation of Certain Non-GAAP Financial Measures

Reconciliation of Certain Non-GAAP Financial Measures

		2005			2004
(In millions)	*	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Return on average assets
Average assets (GAAP)	H	$511,567	503,361	500,486	472,431	424,399
Average intangible assets (GAAP)		(23,195)	(23,148)	(23,020)	(19,257)	(12,473)

Average tangible assets (GAAP)	I	$488,372	480,213	477,466	453,174	411,926

Average assets (GAAP)		$511,567	503,361	500,486	472,431	424,399
Merger-related and restructuring expenses (GAAP)		96	52	11	169	116

Average assets, excluding merger-related and restructuring expenses	J	511,663	503,413	500,497	472,600	424,515
Average intangible assets (GAAP)		(23,195)	(23,148)	(23,020)	(19,257)	(12,473)

Average tangible assets, excluding merger- related and restructuring expenses	K	$488,468	480,265	477,477	453,343	412,042

Return on average assets
GAAP	A/H	1.29%	1.31	1.31	1.22	1.18
Excluding merger-related and restructuring expenses	B/J	1.33	1.35	1.34	1.26	1.24
Return on average tangible assets
GAAP	A/I	1.35	1.38	1.38	1.27	1.22
Excluding merger-related and restructuring expenses, and other intangible amoritization	C/K	1.45%	1.48	1.46	1.38	1.33

*	The letters included in the column are provided to show how the various ratios presented in the tables on pages 38 through 41 are calculated. For example, return on average assets on a GAAP basis is calculated by dividing net income (GAAP) by average assets (GAAP) (i.e., A/H), and annualized where appropriate.

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Wachovia 3Q05 Quarterly Earnings Report

Reconciliation Of Certain Non-GAAP Financial Measures

Reconciliation of Certain Non-GAAP Financial Measures

		2005			2004
(In millions)	*	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Overhead efficiency ratios
Noninterest expense (GAAP)	L	$4,004	3,788	3,872	3,834	3,671
Merger-related and restructuring expenses (GAAP)		(83)	(90)	(61)	(116)	(127)

Noninterest expense, excluding merger-related and restructuring expenses	M	3,921	3,698	3,811	3,718	3,544
Other intangible amortization (GAAP)		(101)	(107)	(115)	(113)	(99)

Noninterest expense, excluding merger-related and restructuring expenses, and other intangible amoritization	N	$3,820	3,591	3,696	3,605	3,445

Net interest income (GAAP)		$3,403	3,358	3,413	3,297	2,965
Tax-equivalent adjustment		53	53	61	60	63

Net interest income (Tax-equivalent)		3,456	3,411	3,474	3,357	3,028
Fee and other income (GAAP)		3,242	2,977	2,995	2,804	2,601

Total	O	$6,698	6,388	6,469	6,161	5,629

Retail Brokerage Services, excluding insurance
Noninterest expense (GAAP)	P	$874	861	867	908	862

Net interest income (GAAP)		$153	142	143	144	143
Tax-equivalent adjustment		1	—	—	1	—

Net interest income (Tax-equivalent)		154	142	143	145	143
Fee and other income (GAAP)		905	880	886	906	826

Total	Q	$1,059	1,022	1,029	1,051	969

Overhead efficiency ratios
GAAP	L/O	59.78%	59.29	59.86	62.23	65.20
Excluding merger-related and restructuring expenses	M/O	58.55	57.87	58.92	60.34	62.96
Excluding merger-related and restructuring expenses, and brokerage	M-P/O-Q	54.04	52.85	54.12	54.99	57.54
Excluding merger-related and restructuring expenses, and other intangible amoritization	N/O	57.06	56.19	57.15	58.50	61.20
Excluding merger-related and restructuring expenses, other intangible amoritization and brokerage	N-P/O-Q	52.27%	50.85	52.01	52.77	55.42

Table continued on next page.

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Wachovia 3Q05 Quarterly Earnings Report

Reconciliation Of Certain Non-GAAP Financial Measures

Reconciliation of Certain Non-GAAP Financial Measures

		2005			2004
(In millions, except per share data)	*	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Operating leverage
Operating leverage (GAAP)		$92	5	269	368	(55)
Merger-related and restructuring expenses (GAAP)		(8)	30	(55)	(10)	25

Operating leverage, excluding merger-related and restructuring expenses		84	35	214	358	(30)
Other intangible amortization (GAAP)		(7)	(8)	1	15	(8)

Operating leverage, excluding merger-related and restructuring expenses, and other intangible amoritization		$77	27	215	373	(38)

Dividend payout ratios on common shares
Dividends paid per common share	R	$0.51	0.46	0.46	0.46	0.40

Diluted earnings per common share (GAAP)	S	$1.06	1.04	1.01	0.95	0.96
Merger-related and restructuring expenses (GAAP)		0.03	0.03	0.02	0.04	0.04
Other intangible amortization (GAAP)		0.04	0.04	0.05	0.05	0.05

Diluted earnings per common share, excluding merger-related and restructuring expenses, and other intangible amoritization	T	$1.13	1.11	1.08	1.04	1.05

Dividend payout ratios
GAAP	R/S	48.11%	44.23	45.54	48.42	41.67
Excluding merger-related and restructuring expenses, and other intangible amoritization	R/T	45.13%	41.44	42.59	44.23	38.10

*	The letters included in the column are provided to show how the various ratios presented in the tables on pages 38 through 41 are calculated. For example, return on average assets on a GAAP basis is calculated by dividing net income (GAAP) by average assets (GAAP) (i.e., A/H), and annualized where appropriate.

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Wachovia 3Q05 Quarterly Earnings Report

C autionary Statement

The foregoing materials and management’s discussion of them may contain, among other things, certain forward-looking statements with respect to Wachovia, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to certain of Wachovia’s goals and expectations with respect to earnings, earnings per share, revenue, expenses, and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, (ii) statements relating to the benefits of the merger between Wachovia Corporation and SouthTrust Corporation, completed November 1, 2004, (the “SouthTrust Merger”), (iii) statements relating to the benefits of the acquisition by Wachovia of Westcorp and WFS Financial Inc. (the “Westcorp Merger” and together with the SouthTrust Merger, the “Mergers”), (iv) statements with respect to Wachovia’s plans, objectives, expectations and intentions and other statements that are not historical facts, and (v) statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “probably”, “potentially”, “projects”, “outlook” or similar expressions. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control). The following factors, among others, could cause Wachovia’s financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in such forward-looking statements: (1) the risk that the businesses involved in the Mergers will not be integrated successfully or such integrations may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Mergers may not be fully realized or realized within the expected time frame; (3) revenues following the Mergers may be lower than expected; (4) deposit attrition, customer attrition, operating costs, and business disruption following the Mergers, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) enforcement actions by governmental agencies that are not currently anticipated; (6) the strength of the United States economy in general and the strength of the local economies in which Wachovia conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s loan portfolio and allowance for loan losses; (7) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (8) inflation, interest rate, market and monetary fluctuations; (9) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, its mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities; (10) adverse changes in the financial performance and/or condition of Wachovia’s borrowers which could impact the repayment of such borrowers’ outstanding loans; (11) the impact of changes in accounting principles; and (12) the impact on Wachovia’s businesses, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts. Additional information with respect to factors that may cause actual results to differ materially from those contemplated by such forward-looking statements is included in the reports filed by Wachovia with the Securities and Exchange Commission, including its Current Report on Form 8-K dated October 17, 2005.

Wachovia cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the Mergers or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia does not undertake any obligation to update any forward-looking statement, whether written or oral.

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Wachovia 3Q05 Quarterly Earnings Report

Supplemental Illustrative Combined Information

This Quarterly Earnings Report contains certain financial information labeled “Combined” results. The “Combined” information contained in this Quarterly Earnings Report shows certain historical financial data for each of Wachovia and SouthTrust and also shows similar combined illustrative information reflecting the merger of SouthTrust with and into Wachovia. The historical financial data show the financial results actually achieved by Wachovia and SouthTrust for the periods indicated. The “Combined” illustrative information shows the illustrative effect of the merger under the purchase method of accounting assuming the merger was consummated as of the applicable prior period, instead of November 1, 2004, the actual merger consummation date. In the case of the “Combined” illustrative information for the three months ended December 31, 2004, the standalone SouthTrust information represents the period from October 1, 2004 to October 31, 2004. In the case of the “Combined” illustrative information for the full year ended December 31, 2004, the standalone SouthTrust information represents the period from January 1, 2004 to October 31, 2004.

The “Combined” illustrative information is not prepared in accordance with generally accepted accounting principles (“GAAP”), although both the historical Wachovia and historical SouthTrust financial information presented were respectively prepared in accordance with GAAP. Wachovia believes the “Combined” illustrative information is useful to investors in understanding how the financial information of Wachovia and SouthTrust may have appeared on a combined basis had the two companies actually been merged as of the dates indicated and how the financial information of the business segments and certain sub-segments of the new combined company may have appeared had the two companies actually been merged as of the dates indicated.

The “Combined” illustrative information includes estimated adjustments to record certain assets and liabilities of SouthTrust at their respective fair values and to record certain exit costs related to SouthTrust. The estimated adjustments are subject to updates as additional information becomes available and as additional analyses are performed. Certain other assets and liabilities of SouthTrust will also be subject to adjustment to their respective fair values, including additional intangible assets which may be identified. Pending more detailed analyses, no estimated adjustments are included for these assets and liabilities. Any change in the fair value of the net assets of SouthTrust will change the amount of the purchase price allocable to goodwill. In addition, the final adjustments may be materially different from the unaudited estimated adjustments presented. The “Combined” illustrative information cannot be reconciled to GAAP because many of the purchase accounting adjustments resulting from the merger are based upon valuations of assets as of the merger date and therefore cannot be ascertained for prior periods.

We anticipate that the merger will provide Wachovia with financial benefits that include increased revenue and reduced operating expenses, but these financial benefits are not reflected in the “Combined” illustrative information. Accordingly, the “Combined” illustrative information does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during the periods presented.

The costs associated with merger integration activities that impact certain SouthTrust systems, facilities and equipment, personnel and contractual arrangements will be recorded as purchase accounting adjustments when the appropriate plans are in place with potential refinements up to one year after completion of the merger as additional information becomes available. We currently estimate that exit cost purchase accounting adjustments will amount to $447 million pre-tax ($275 million after-tax). The costs associated with integrating systems and operations will be recorded as merger-related expenses based on the nature and timing of the related expenses, but generally will be recorded as the expenses are incurred. Restructuring charges will be recorded based on the nature and timing of the expenses and generally will include merger integration activities that impact Wachovia systems, facilities and equipment, personnel and contractual arrangements. We currently expect merger-related and restructuring expenses will amount to $253 million pre-tax ($156 million after-tax) and will be incurred and reported through 2006.

The information herein is based on historical financial information and related notes that Wachovia and SouthTrust have respectively presented in prior filings with the Securities and Exchange Commission. Shareholders are encouraged to review that historical financial information and related notes in connection with the “Combined” illustrative information.

See also Wachovia’s Current Report on Form 8-K dated January 19, 2005.

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Wachovia 3Q05 Quarterly Earnings Report

Additional Information

The proposed acquisition by Wachovia of Westcorp and WFS Financial Inc will be submitted to Westcorp’s and WFS Financial’s shareholders for their consideration. Wachovia will file a registration statement, which will include a proxy statement/prospectus, Westcorp and WFS Financial will file a proxy statement, and each of Wachovia, Westcorp and WFS Financial may file other relevant documents concerning the proposed mergers with the SEC. Shareholders are urged to read the registration statement and the proxy statement/prospectus regarding the proposed transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Wachovia, Westcorp and WFS Financial, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports – SEC Filings”. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Westcorp or WFS Financial, Attn: Investor Relations, 23 Pasteur, Irvine, CA 92618, (949)-727-1002.

Wachovia, Westcorp and WFS Financial and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Westcorp and/or WFS Financial in connection with the proposed transaction. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2005. Information about the directors and executive officers of Westcorp is set forth in the proxy statement for Westcorp’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2005, and information about the directors and executive officers of WFS Financial is set forth in the proxy statement for WFS Financial’s 2005 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2005. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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